   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 30, 1997
                                             REGISTRATION STATEMENT NO. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                 ------------
                         HARTFORD COMPUTER GROUP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         ILLINOIS                    3579                    36-2973523
     (STATE OR OTHER
     JURISDICTION OF
     INCORPORATION OR
      ORGANIZATION)
           (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)
                                                         (I.R.S. EMPLOYER
                                                        IDENTIFICATION NO.)

        1610 COLONIAL PARKWAY, INVERNESS, ILLINOIS 60067 (847) 934-3380 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              ANTHONY R. GRAFFIA
                            CHIEF EXECUTIVE OFFICER
                         HARTFORD COMPUTER GROUP, INC.
        1610 COLONIAL PARKWAY, INVERNESS, ILLINOIS 60067 (847) 934-3380
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                 ------------
                                  COPIES TO:
     WILLIAM N. WEAVER, JR., ESQ.            LELAND E. HUTCHINSON, ESQ.
      JEFFREY A. SCHUMACHER, ESQ.              JOHN L. MACCARTHY, ESQ.
        SACHNOFF & WEAVER, LTD.                   WINSTON & STRAWN
    30 S. WACKER DRIVE, 29TH FLOOR              35 WEST WACKER DRIVE
     CHICAGO, ILLINOIS 60606-7484           CHICAGO, ILLINOIS 60601-9703
     TELEPHONE NO. (312) 207-1000           TELEPHONE NO. (312) 558-5600

                                 ------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     As soon as practicable after the effective date of this Registration
                                  Statement.

                                 ------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

   -----------------------------------------------------------------------------------------------------------
   -----------------------------------------------------------------------------------------------------------
                                                         PROPOSED MAXIMUM   PROPOSED MAXIMUM
TITE OF EACH CLASS OF SECURITIESL       AMOUNT TO BE         OFFERING      AGGREGATE OFFERING     AMOUNT OF
        TO BE REGISTERED               REGISTERED(1)    PRICE PER SHARE(2)      PRICE(2)      REGISTRATION FEE
   -----------------------------------------------------------------------------------------------------------
   Common Stock, $0.01 par
    value....................         4,025,000 shares        $16.00          $64,400,000          $19,515
   -----------------------------------------------------------------------------------------------------------
   -----------------------------------------------------------------------------------------------------------

(1) Includes 525,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated pursuant to Rule 457, solely for the purposes of computing the registration fee.

                                 ------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION
                                                                JANUARY 30, 1997

                                3,500,000 Shares

                                  Common Stock
LOGO

                                   --------

  Of the 3,500,000 shares of Common Stock offered hereby, 2,625,000 shares are being sold by Hartford Computer Group, Inc. ("Hartford Computer" or the "Company") and 875,000 shares are being sold by a stockholder of the Company (the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder. Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for the factors to be considered in determining the initial public offering price. Application has been made for the inclusion of the Common Stock for quotation on the Nasdaq National Market under the symbol "HCGI."

                                   --------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.

                                   --------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                     PRICE  UNDERWRITING   PROCEEDS  PROCEEDS TO
                                       TO   DISCOUNTS AND     TO       SELLING
                                     PUBLIC  COMMISSIONS  COMPANY(1) STOCKHOLDER
--------------------------------------------------------------------------------
Per Share..........................   $         $            $          $
--------------------------------------------------------------------------------
Total(2)...........................  $          $           $           $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Before deducting expenses of the offering, payable by the Company, estimated at $700,000.

(2) The Company and the Selling Stockholder have granted the Underwriters a 30-day option to purchase up to 393,750 and 131,250 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholder will
    be $   , $   , $    and $   , respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of shares of Common Stock will be made at the offices of
Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about    , 1997.

Alex. Brown & Sons
  INCORPORATED
                         Robertson, Stephens & Company
                                                              Piper Jaffray inc.

                THE DATE OF THIS PROSPECTUS IS           , 1997.

                                   [GRAPHICS]


                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," "intend" and "expect" and similar expressions are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in or implied by such forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors." As used in this Prospectus, "Fiscal 1992" is the year ending January 31, 1993; "Fiscal 1993" is the year ending January 31, 1994; "Fiscal 1994" is the year ending January 31, 1995; "Fiscal 1995" is the year ending January 31, 1996 and "Fiscal 1996" is the eleven months ending December 31, 1996.

                                  THE COMPANY

  Hartford Computer is a leading provider of microcomputer products and related services, primarily to Fortune 1000 companies and other large enterprises. The Company has grown rapidly over the past four fiscal years following its entry into the microcomputer market in the early 1990s, with revenues increasing from $32.7 million in Fiscal 1993 to $253.1 million in Fiscal 1996 (an eleven month period), a compound annual growth rate of 101.7%.

  The Company's objective is to establish long-term relationships with its customers and provide them with a single source, cost-effective solution for all their microcomputer equipment and related services and financing needs. To achieve this goal, the Company has developed a comprehensive approach, called the "Full Cycle" solution, that provides its customers with "one-stop shopping" for their microcomputer needs. Under its Full Cycle solution, the Company (i) sells a broad range of new microcomputer products at competitive prices,
(ii) sources used or constrained parts and equipment, (iii) rents and leases equipment, (iv) customizes product and system configurations in a cost-efficient manner, (v) buys, sells and accepts trade-ins of used equipment and
(vi) offers a wide variety of technical services. Despite growing demand, most major distributors and resellers remain unable or unwilling to meet short-term equipment needs, accept trade-ins, dispose of and utilize used equipment or offer custom configurations in a cost-efficient manner. The Company believes that its ability to offer these additional services and used equipment differentiates it from its competitors.

  The Company offers over 36,000 microcomputer products to its customers, including desktop and laptop computers, monitors, servers, memory, peripherals and networking application tools and software. The Company is authorized to purchase products directly from IBM and certain peripherals manufacturers, and is an authorized reseller for most major microcomputer product manufacturers. In 1996, the Company began offering an expanded range of technical services, including technology management, enterprise consulting, life cycle management and application development.

  In recent years, the microcomputer industry has grown rapidly due to (i) the ease of use, relatively low cost and increasing processor power of microcomputers, (ii) the development of personal productivity software and
(iii) the increase in the popularity of networks using a client/server design. In addition, the microcomputer products of a variety of manufacturers are increasingly being integrated into individual systems. As product and service choices multiply and system designs become more complex, many organizations require more assistance to understand, evaluate, select and implement cost-efficient solutions to their information processing needs. At the same time, to reduce costs and achieve a more consistent, reliable level of service, many organizations are seeking to reduce their number of vendors. Based on these trends, the Company believes that larger resellers which possess substantial buying power and access to constrained equipment, and which offer a broad range of products and financial and technical services, have an increasing competitive advantage over smaller resellers and specialized service providers.

  The Company was founded in 1978 as a leasing and rental company for mainframe computers. In the late 1980s, the Company developed a sophisticated purchasing and sourcing system for used mainframe computers. In the early 1990s, the Company leveraged this purchasing and sourcing experience to enter the microcomputer market and substantially de-emphasized its mainframe business. The Company significantly expanded its efforts selling and servicing new microcomputer equipment after it became an authorized reseller of IBM products in June 1993 and received authorization to purchase products directly from IBM in November 1993. The Company believes that establishing its direct relationship with IBM was a critical step in achieving its recent rapid growth because it provided the Company with improved product acquisition pricing, better product availability, increased manufacturer support and greater credibility among prospective customers. The Company continually evaluates opportunities to establish direct purchasing relationships with additional manufacturers.

  The Company's growth strategy is designed to capitalize on the growing, consolidating microcomputer product and technical services industry. The Company has developed several complementary growth strategies, including (i) leveraging its relationships with existing customers, (ii) leveraging its recently expanded sales force, (iii) expanding its manufacturer relationships,
(iv) expanding and enhancing its technical services offerings, (v) increasing rental and leasing activities and (vi) developing its complementary direct marketing effort. To further these growth strategies, the Company has recently made significant investments in its infrastructure and added experienced sales professionals and technical services personnel.

  The Company was incorporated in Illinois in 1978. The Company's executive offices are located at 1610 Colonial Parkway, Inverness, Illinois 60067, and its telephone number is (847) 934-3380.

                                  THE OFFERING

Common Stock offered by the Company.....  2,625,000 shares
Common Stock offered by the Selling
 Stockholder............................  875,000 shares
Common Stock to be outstanding after the
 offering...............................  12,405,188 shares(1)
Use of proceeds.........................  Repayment of certain indebtedness, payment of the S Corporation Dividend
                                          and general corporate purposes, in-
                                          cluding working capital. See "Use of
                                          Proceeds" and "S Corporation Divi-
                                          dend."
Proposed Nasdaq National Market symbol..  HCGI

--------
(1) Excludes 595,500 shares of Common Stock issuable upon exercise of stock options outstanding as of January 28, 1997, at a weighted average exercise price of $12.00 per share. Also excludes 404,500 shares of Common Stock reserved for future issuance under the Company's Long-Term Incentive Plan.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   ELEVEN MONTHS
                                    YEARS ENDED JANUARY 31,            ENDED
                                ---------------------------------  DECEMBER 31,
                                 1993    1994    1995      1996       1996(1)
                                ------- ------- -------  --------  -------------
STATEMENTS OF OPERATIONS DATA:
 Revenues.....................  $31,041 $32,713 $73,023  $137,258    $253,146
 Gross profit.................    5,987   8,338  10,102    17,451      32,150
 Operating expenses...........    4,359   7,126   9,302    15,537      25,272
 Income from operations.......    1,628   1,212     800     1,914       6,878
 Interest expense.............    1,131     435   1,004     2,483       3,284
 Reserve for litigation
  settlement..................      --      --      190       --          525
 Income (loss) before
  provision (benefit) for
  income taxes................      497     777    (394)     (569)      3,069
 Provision (benefit) for
  income taxes................      190     298    (153)     (221)        611
 Net income (loss)............  $   307 $ 1,033 $  (241) $   (348)   $  2,458
PRO FORMA INFORMATION:
 Pro forma net income(2)......                                       $  3,922
 Pro forma net income per
  common share(2).............                                       $   0.38
 Pro forma weighted average
  number of common shares
  outstanding(3)..............                                         10,233
 Supplemental pro forma net
  income(4)...................                                       $  5,570
 Supplemental pro forma net
  income per share(4).........                                       $   0.46
 Supplemental pro forma
  weighted average number of
  common shares
  outstanding(3)(5)...........                                         12,080

                                                                   AS OF
                                                             DECEMBER 31, 1996
                                                            --------------------
                                                                         AS
                                                            ACTUAL   ADJUSTED(6)
                                                            -------  -----------
BALANCE SHEET DATA:
 Working capital (deficit)................................. $(1,440)   $29,479
 Total assets..............................................  84,624     84,624
 Total debt................................................  45,922     15,003
 Total stockholders' equity................................   8,963     39,882

--------
(1) Effective February 1, 1996, the Company changed its fiscal year end from January 31 to December 31 in connection with its election to be treated as an S corporation.
(2) Effective February 1, 1996, the Company elected to be treated as an S corporation. As an S corporation, the Company is not subject to federal and certain state income taxes. The pro forma information for Fiscal 1996 has been computed by (i) eliminating from operating expenses $3.2 million of employee compensation that exceeded the compensation that would have been paid had the compensation agreements adopted in January 1997 been in effect for all of Fiscal 1996 and $219,000 of certain expenditures related to employee-stockholders which will not be incurred in the future and (ii) adjusting the Company's net income to record income tax expense that would have been recorded had the Company been a C corporation assuming an effective tax rate of 39.4%. In Fiscal 1995, the Company paid discretionary bonuses to its officers who are stockholders in the amount of $1.3 million and incurred a noncash compensation expense related to the issuance of stock in the amount of $897,000. The Company's S corporation status will terminate upon consummation of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 16 of Notes to Financial Statements.
(3) Includes option shares deemed outstanding under the treasury stock method and shares deemed issued to pay the S Corporation Dividend (as defined in "S Corporation Dividend").
(4) The supplemental pro forma information for Fiscal 1996 has been computed by adjusting pro forma net income to eliminate approximately $1.6 million of interest expense, net of income tax, associated with the assumed repayment of certain indebtedness with a portion of the proceeds of this offering.
(5) Also includes shares deemed issued in connection with the assumed repayment of certain indebtedness.
(6) Adjusted to reflect (i) the sale by the Company of 2,625,000 shares of Common Stock pursuant to this offering at an assumed initial public offering price of $15.00 and (ii) the application of the estimated net proceeds therefrom including the declaration and payment of the S Corporation Dividend, which is expected to be approximately $5.0 million. See "Use of Proceeds."
                                ----------------
  Unless otherwise specified, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) gives retroactive effect to the 2,320.88 for 1 split of the shares of Common Stock effected in January 1997.

                                 RISK FACTORS

  In addition to the other information set forth in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus. This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," "intend" and "expect" and similar expressions are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in or implied by such forward-looking statements. Factors that could cause or contribute to such differences include those discussed in the following Risk Factors.

  Reliance on Major Customers. During Fiscal 1996, indirect sales to State Farm Insurance Company ("State Farm") made pursuant to an interim joint marketing arrangement with International Business Machines Corporation ("IBM"), direct sales to State Farm and sales to Sears Roebuck & Co. ("Sears") accounted for 19.4%, 3.3%, and 11.2%, respectively, of the Company's total revenues. The interim marketing arrangement with IBM was entered into as a result of IBM's recent decision to discontinue direct sales to corporate customers. All sales under this arrangement were completed during Fiscal 1996. The Company expects that any future sales to State Farm will be made on an open-bid basis. While the Company seeks to build long-term customer relationships, revenues from any particular customer can fluctuate from period to period due to such customer's purchasing patterns. Any termination or significant disruption of the Company's relationships with any of its principal customers could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, ten of the Company's customers accounted for 53.4% of the Company's accounts receivables at December 31, 1996. A deterioration in the financial condition of any of its principal customers could expose the Company to the possibility of large accounts receivable write-offs, which would materially and adversely affect the Company's results of operations and financial condition. See "Business--Customers, Sales and Marketing."

  Dependence On Key Vendors and Product Supply. Most of the Company's revenues are derived from sales of microcomputers, network hardware, peripherals and software of various major manufacturers. For Fiscal 1996, purchases from IBM and Ingram Micro Inc. totaled $135.3 million, or 63.1% of total equipment cost, and $31.5 million, or 14.7% of total equipment cost, respectively. Although the Company believes its vendor relationships are good, such vendors may terminate their relationship with the Company at will or upon relatively short notice and there can be no assurance that the Company's relationships will continue as presently in effect. The loss of a major vendor, the deterioration of the Company's relationship with a major vendor, the termination of the Company's authorization to purchase products directly from a major manufacturer, the termination of its status as an "authorized reseller" of a major vendor or the failure of the Company to establish good relationships with major new vendors could have a material adverse effect on the Company's business, results of operations or financial condition. In particular, if IBM were to discontinue direct sales to the Company as a result of insufficient purchase volumes or for any other reason, the Company would be required to purchase IBM products from a wholesaler or other reseller, which would likely be on terms less favorable than those currently obtained from IBM. In addition, the Company's profitability has been affected by its ability to obtain volume discounts for large customer orders from manufacturers and on occasion to buy products on special terms from manufacturers. Any adverse change in the volume discount schedules or other marketing or sales programs offered by manufacturers could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, as is typical in its industry, the Company receives credits from most manufacturers for market development, which are used to offset a portion of the Company's cost of products sold. Changes in the availability, structure or timing of these credits could materially and adversely affect the Company's business and results of operations. The microcomputer industry experiences product supply shortages and customer order backlogs from time to time due to the inability of certain manufacturers to supply certain products on a timely basis. Failure to obtain adequate product supplies or fulfill customer orders on a timely basis could have a material adverse effect on the Company's business, results of operations and financial condition.

  Limited Operating History in Microcomputer and Technical Services
Market. The Company was founded in 1978 as a leasing and rental company for mainframe computers. In the early 1990s the Company began buying, selling, renting, servicing and leasing new and used microcomputer equipment and substantially de-emphasized its mainframe business. The Company became an authorized reseller of new IBM products in June 1993 and received authorization to purchase products directly from IBM in November 1993. The Company therefore has only a limited operating history in the microcomputer market. In 1996, the Company significantly expanded its offerings of technical services and therefore has only limited experience in providing these services. There can be no assurance that the Company will be successful in integrating these services with its product sales business or that the Company will be able to compete effectively in the technical services market. The Company has significantly increased, and will need to increase further, its technical staff in order to expand these services and compete in this market. Competition for such technical personnel is intense and no assurance can be given that the Company will be able to recruit and retain such personnel. The failure to recruit and retain management and technical personnel could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company will be subject to the risks associated with a technical services business, including dependence on reputation and volatility of workload. Also, a substantial portion of the Company's technical services revenues may be derived from the performance of services pursuant to fixed-price contracts. As a result, cost overruns due to price increases, unanticipated problems, inefficient project management or inaccurate estimation of costs could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Value-Added Technical Services."

  Management of Growth. The Company is currently experiencing rapid growth that has placed, and will continue to place, significant demands on the Company's managerial and other resources. The Company's ability to manage the growth of its operations will require it to continue to improve its operational, financial and other internal systems and to attract new employees and to develop, motivate and retain its employees. There can be no assurance that the Company will be successful in maintaining or managing any such growth. In addition, the Company has significantly increased its sales staff. These new personnel have not yet generated significant revenues, and there can be no assurance that they will generate significant revenues in the future. If the Company's management is unable to maintain and manage growth, or new employees are unable to achieve anticipated performance levels, the Company's business, results of operations and financial condition could be materially and adversely affected.

  Competition. The microcomputer market is highly competitive. The Company believes that its ability to compete successfully depends on a number of factors, including pricing, breadth of product and service offerings, sales and marketing efforts, quality and reliability of services, speed of delivery and other support capabilities. In particular, the microcomputer market is characterized by intense price competition. Although the Company has achieved gross margins of 12.7% in each of Fiscal 1995 and Fiscal 1996, there can be no assurance that the Company will be able to maintain those margins in the future. Moreover, price competition with respect to customers with volume buying power is even more intense. In order to attract and retain many of its larger customers, the Company frequently must agree to volume discounts and maximum allowable mark-ups which limit margins on sales to such customers. Accordingly, an increase in sales to such customers may reduce gross margins. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company competes directly with local, regional and national wholesalers, resellers and mail order providers of microcomputer products and services, including network integrators, and corporate divisions of superstores. Many of the Company's competitors are significantly larger and have substantially greater financial, marketing and other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, benefit from greater purchasing economies, offer more aggressive pricing to their customers, or devote greater resources to the promotion of their products and services. In the future, the Company may face further competition from new market entrants, possible alliances between existing competitors and expanded service offerings from manufacturers. For example, certain computer superstores have expanded their marketing efforts to target segments of the Company's customer base. There can be no assurance that the Company will continue to compete successfully with existing or new competitors. In addition, the computer industry has recently experienced a significant amount of consolidation through mergers and acquisitions. From time to time, certain manufacturers have instituted programs for the direct sale of large orders of hardware and software to certain major corporate accounts. These types of programs may continue to be developed and used by various manufacturers. Failure by the Company to anticipate and adapt successfully to any of these competitive factors could have a material adverse effect on the Company's business, results of operations and financial condition.

  Significant Fluctuations in Revenues and Operating Results. The Company's quarterly and annual revenues and operating results have varied and may in the future vary significantly. Revenues and operating results may fluctuate as a result of the demand for the Company's products and services, the introduction of new hardware and software technologies offering improved features, the introduction of new services by the Company and its competitors, changes in the level of operating expenses, the timing of major orders or projects, inventory adjustments, competitive conditions, interest rate fluctuations and economic conditions in general. For example, the Company's operating results may be highly sensitive to changes in the mix of the Company's product and service revenues. Further, the purchase of the Company's products and services often involves a significant commitment of capital on the part of the customer, with the attendant delays frequently associated with large capital expenditures and authorization procedures within an organization. The Company's operating results may fluctuate due to volume discounts and credits it receives from certain manufacturers based on the Company's sales and the terms of the program offered, which may disproportionately affect the results of a quarter. The Company believes that its business is seasonal, with a greater proportion of the Company's revenues occurring in the fourth quarter and a lesser proportion occurring in the first quarter. For these and other reasons, the Company's revenues and operating results are subject to a number of significant risks over which the Company has little or no control.

  In addition, the general availability of certain products, particularly state of the art computing and data communications products, is occasionally constrained as a result of insufficient product supply. While the Company has not historically experienced significant product supply shortages, any such shortages in the future could have a material adverse effect on the Company. The Company has recently significantly increased, and may in the future increase, certain fixed operating expenses, including personnel-related expenses, but does not expect to generate a corresponding increase in revenues as a result of these expenditures, if any, for at least six to twelve months. This increase in fixed operating expenses could adversely affect the Company's operating results. In addition, in the event that the growth in the Company's business does not meet its expectations in the long-term, the Company may be unable to adjust its spending levels rapidly enough to avoid an adverse effect upon operating results. Accordingly, the Company believes that historical growth should not be relied upon as an indication of future performance and the results of any quarterly period are not necessarily indicative of results to be expected for a full fiscal year. The Company's growth may obscure seasonal and other underlying trends, the effect of which may become more pronounced if the rate of growth declines.

  Inventory Management; Product Returns. The microcomputer products industry is characterized by rapid product improvement and technological change which results in relatively short product life cycles and rapid product obsolescence and can place inventory at considerable valuation risk. In addition, failure by the Company to maintain appropriate inventory levels of computer products, obtain reasonable amounts of constrained product, effectively react to new product introductions or otherwise effectively manage its inventory could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, although it is generally industry practice for the Company's suppliers to provide price protection to the Company that is intended to reduce the risk of inventory devaluation, such policies are subject to change. The Company also has the option of returning, subject to certain limitations, a percentage of its current product inventories each quarter to certain manufacturers as it assesses each product's current and forecasted demand. The amount of inventory that can be returned to suppliers varies under the Company's agreements and such return policies may provide only limited protection against excess inventory. There can be no assurance that suppliers will continue such policies. In addition, as is typical of the microcomputer industry, the Company incurs expenses as a result of the return of products by customers. Such returns may result from defective goods, inadequate performance relative to customer expectations, distributor shipping errors and other causes which are outside the Company's control. Although the Company's suppliers generally have specific return policies that enable the Company to return certain types of goods for credit, to the extent that the Company's customers return products which are not accepted for return by the supplier of such products, the Company will be forced to bear the cost of such returns. Furthermore, the Company has no price protection or right-of-return on its inventory of used equipment or certain new equipment purchased on special terms, and the Company would therefore bear the entire cost of devaluation of such equipment inventory or the returns of such equipment.

  Used Products. The Company offers used and refurbished computer products for sale, lease or rent, in most instances with a 30-day warranty or right of return. While the Company has not experienced significant warranty obligations on or returns of used equipment to date, there can be no assurance that warranty obligations or returns will not increase in the future. In addition, used computer equipment is subject to considerable valuation risks. The Company's inventory of used equipment could be substantially devalued due to a variety of factors including, without limitation, a decrease in demand for, or an increase in the supply of, used equipment or the introduction of new technology. The Company has no right-of-return or price protection on its used equipment inventory, and the Company would therefore bear the entire cost of devaluation. Any significant decrease in the price for used computer equipment could have a material adverse effect on the Company's results of operations and financial condition.

  Capital Intensive Nature of Business; Interest Rate Sensitivity. The Company's business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. The Company is highly leveraged and has relied heavily on debt financing for its increasing working capital needs in connection with the expansion of its business. Borrowings under the Company's $60 million credit facility with IBM Credit Corporation generally bear interest at prime plus 0.75% (9.0% at December 31, 1996). The Company's results of operations are sensitive to changes in interest rates and an increase in interest rates could have a material adverse effect on the Company's results of operations and financial condition. The Company anticipates that it will repay a substantial portion of the outstanding borrowings under its credit facility with the net proceeds of this offering. The credit facility expires on January 22, 1998. In order to continue its expansion, the Company will need additional financing, including debt financing, and no assurance can be given that the Company will continue to be able to borrow in adequate amounts for these or other purposes on terms acceptable to the Company, and the failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's ability in the future to satisfy its debt obligations will be dependent upon its future performance, which is subject to prevailing economic conditions and financial, business and other factors, including factors beyond the Company's control. See "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Direct Marketing Effort. As a complementary distribution channel to its core reseller operations, the Company has recently launched a direct marketing catalog. The Company has had only limited experience in this market, and there can be no assurance that the direct marketing catalog will be successfully integrated with the Company's existing business or operations or that the Company will be able to compete effectively in this market. Direct marketing requires substantial commitments by the Company for advertising expenditures for which certain manufacturers offer partial reimbursement. There can be no assurance that the manufacturers will continue to offer their current reimbursement levels, if at all. If manufacturers were to discontinue or decrease their reimbursement of advertising expenditures, the Company would remain obligated for the full amount of the direct marketing costs. The Company's direct marketing effort requires significant up-front expenditures, and there can be no assurances that the anticipated level of revenues will be realized or that it will not experience a substantial increase in operating costs associated with its direct marketing efforts. The failure of the Company's direct marketing efforts to meet expectations could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Direct Marketing."

  Management Information System Upgrade. The Company is in the process of implementing a major upgrade of its management information system, which the Company expects to substantially complete by the end of 1997. The new system will upgrade existing features and add a variety of features which are expected to improve employee efficiency and increase the level of customer service which the Company can provide. However, there can be no assurance that the new management information system will perform in accordance with the Company's expectations. The Company anticipates that it will continually need to refine and modify its management information system as the Company grows and its business needs change. The occurrence of significant system failure or difficulties or delays in the implementation of the new system could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Management Information System."

  Reliance on Key Personnel. The success of the Company is highly dependent upon the efforts and abilities of Anthony R. Graffia, Anthony R. Graffia II and certain other senior managers and sales personnel. None of these individuals have entered into employment agreements. The loss of the services of any key personnel for any reason could have a material adverse effect upon the Company's business, results of operations and financial condition. See "Management."

  Control by Principal Stockholder. After completion of this offering, the Company's principal stockholder, Anthony R. Graffia, will beneficially own approximately 60.6% of the Company's outstanding shares of Common Stock (57.7% if the Underwriters' over-allotment option is exercised in full). As a result, Mr. Graffia will continue to be able to control the outcome of matters requiring a stockholder vote, including the election of the members of the Board of Directors, thereby controlling the affairs and management of the Company. Such control could adversely affect the market price of the Common Stock or delay or prevent a change in control of the Company. See "Principal and Selling Stockholders."

  No Prior Public Market; Possible Volatility of Stock Price. Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price per share of the Common Stock will be determined by negotiations among management of the Company and the representatives of the Underwriters (the "Representatives"). See "Underwriting" for factors to be considered in determining the initial public offering price per share. Although the Company has applied to have the Common Stock listed for quotation on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be sustained after this offering. The market price of the Common Stock may fluctuate substantially due to a variety of factors, including quarterly fluctuations in the Company's results of operations, changes in earnings estimates by analysts, conditions in the computer industry or general market or economic conditions. In addition, the stock market has experienced extreme price and volume fluctuations that have adversely affected the market prices of securities, often for reasons unrelated to the operating performance of the specific companies. Such market fluctuations could materially adversely affect the market price for the Common Stock.

  Immediate and Substantial Dilution. The initial public offering price per share of Common Stock is substantially higher than the net tangible book value per share of the Common Stock. Purchasers of shares of Common Stock in this offering will experience immediate and substantial dilution of $11.79 per share (assuming an initial public offering price of $15.00 per share) in the pro forma net tangible book value per share of Common Stock. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution. See "Dilution."

  Shares Eligible for Future Sale. Immediately after completion of this offering, the Company will have 12,405,188 shares of Common Stock outstanding, of which the 3,500,000 shares sold pursuant to this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except those shares acquired by affiliates of the Company. Holders of the remaining shares will be eligible to sell such shares pursuant to Rule 144 under the Securities Act ("Rule 144") at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144. In addition, 595,500 shares of Common Stock are issuable upon the exercise of outstanding stock options (none of which are currently exercisable), which shares may be registered by the Company under the Securities Act and become freely tradable without restriction. The Company and each of its stockholders (holding, in the aggregate, 8,905,188 shares of Common Stock upon consummation of this offering) have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock without the prior consent of Alex. Brown & Sons Incorporated until 180 days after the date of this Prospectus. However, Alex. Brown & Sons Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements. Sales of substantial amounts of such shares in the public market or the availability of such shares for future sale could adversely affect the market price of the shares of Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Shares Eligible for Future Sale" and "Underwriting."

  Certain Antitakeover Effects. The Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") authorize the issuance of 1,000,000 shares of "blank check" preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could materially adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future. The issuance of preferred stock could prevent stockholders from realizing a premium upon the sale of their shares of Common Stock. See "Description of Capital Stock."

  In addition, the Company is subject to provisions of the Illinois Business Corporation Act that prohibit a publicly-held Illinois corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's common stock (an "interested stockholder") for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Those provisions could discourage or make more difficult a merger, tender offer or similar transaction, even if favorable to the Company's stockholders. See "Description of Capital Stock--Antitakeover Effects of Provisions of the Illinois Business Corporation Act."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,625,000 shares of Common Stock offered by the Company hereby, assuming an initial offering price of $15.00 per share and after deducting underwriting discounts and commissions and other offering expenses (estimated to be approximately $700,000), all of which are payable by the Company, are estimated to be approximately $35.9 million ($41.4 million if the Underwriters' over-allotment option is exercised in full).

  The Company intends to use approximately $30.9 million of such proceeds to repay certain indebtedness under the Company's $60 million line of credit with IBM Credit Corporation (the "Credit Facility") and approximately $5.0 million to pay the S Corporation Dividend. See "S Corporation Dividend." Borrowings under the Credit Facility bear interest at the rate of prime plus 0.75% (9.0% at December 31, 1996). The Credit Facility expires January 22, 1998, subject to extension. At December 31, 1996, there were approximately $28.7 million of interest-bearing obligations outstanding under the Credit Facility. The Company estimates that there will be approximately $35.0 million of interest-bearing obligations outstanding under the Credit Facility immediately prior to the consummation of this offering. The Company intends to use the remaining net proceeds, if any, for working capital and other general corporate purposes. Pending such uses, the Company intends to invest the net proceeds from this offering in investment-grade, interest-bearing instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                            S CORPORATION DIVIDEND

  Effective February 1, 1996, the Company elected to be treated as an S corporation for federal income tax purposes under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and for certain state income tax purposes. As a result, all of the Company's income from February 1, 1996 through completion of this offering has been or will be deemed taxable income of its stockholders rather than of the Company. The Company's S corporation status will terminate as a result of this offering and the Company will make a final distribution to its existing stockholders of undistributed S corporation earnings, as explained below.

  The Company will declare an S corporation dividend to its existing stockholders of an aggregate amount currently estimated to be $5.0 million (the "S Corporation Dividend"), which will be paid upon the closing of this offering subject to approval from IBM Credit Corporation as required under the Credit Facility. The aggregate amount of the S Corporation Dividend will approximate the estimated undistributed earnings of the Company through the closing date of this offering, and will be adjusted after the declaration date if actual earnings are higher or lower than such estimate. Purchasers of Common Stock in this offering will not receive any portion of the S Corporation Dividend. Following termination of its status as an S corporation at the closing of this offering, the Company will be subject to corporate income taxation as a Subchapter C corporation.

                                DIVIDEND POLICY

  The Company intends to retain any future earnings for funding growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant. Further, pursuant to the terms of the Company's Credit Facility, the Company is prohibited from paying cash dividends on its capital stock.

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1996, on an actual basis and as adjusted to reflect (i) the sale of the 2,625,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, and (ii) the application of the estimated net proceeds therefrom, including repayment of the Credit Facility and payment of the S Corporation Dividend. The following table should be read in conjunction with the Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus. See "Use of Proceeds."

                                                      AS OF DECEMBER 31, 1996
                                                      --------------------------
                                                       ACTUAL      AS ADJUSTED
                                                      ----------- --------------
                                                          (IN THOUSANDS)
Short-term debt, including current portion of long-
 term debt(1)........................................ $    43,210   $    12,291
                                                      ===========   ===========
Long-term debt, less current portion:
  Long-term debt, less current portion............... $     2,264   $     2,264
  Capital leases.....................................         448           448
                                                      -----------   -----------
    Total long-term debt, less current portion.......       2,712         2,712
                                                      -----------   -----------
Stockholders' equity:
  Preferred Stock, $0.01 par value; 1,000,000 shares
   authorized; no shares issued or outstanding.......         --            --
  Common Stock, $0.01 par value; 20,000,000 shares
   authorized; 9,780,188 issued and outstanding,
   actual; 12,405,188 shares issued and outstanding,
   as adjusted(2)....................................          98           124
  Additional paid-in capital.........................       2,842        38,735
  Retained earnings..................................       6,023         1,023
                                                      -----------   -----------
    Total stockholders' equity.......................       8,963        39,882
                                                      -----------   -----------
      Total capitalization........................... $    11,675   $    42,594
                                                      ===========   ===========

--------
(1) Includes approximately $28.7 million of interest-bearing obligations outstanding under the Credit Facility and $10.1 million of interest-bearing obligations under a supplemental facility provided in connection with the Company's interim joint marketing arrangement with IBM, in each case as of December 31, 1996. The Company estimates that there will be approximately $35.0 million of interest-bearing obligations outstanding under the Credit Facility and no amounts outstanding under the supplemental facility immediately prior to the consummation of this offering. All outstanding amounts under the Credit Facility become due January 22, 1998.
(2) Excludes 595,500 shares of Common Stock issuable upon exercise of stock options outstanding as of January 28, 1997, at a weighted average exercise price of $12.00 per share. Also excludes 404,500 shares of Common Stock reserved for future issuance under the Company's Long-Term Incentive Plan. See "Management--Long-Term Incentive Plan."

                                    DILUTION

  The net tangible book value of the Company as of December 31, 1996 was $8,963,000 or approximately $0.92 per share. Net tangible book value per share represents the amount of the Company's stockholders' equity, less intangible assets, divided by 9,780,188 shares of Common Stock outstanding.

  Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of this offering. After giving effect to the sale by the Company of 2,625,000 shares of its Common Stock in this offering at an assumed offering price of $15.00 per share and the application of the estimated net proceeds therefrom, the pro forma net tangible adjusted book value of the Company at December 31, 1996 would have been $39,882,000 or $3.21 per share. This represents an immediate increase in net tangible book value of $2.29 per share to existing stockholders and an immediate dilution in net tangible book value per share of $11.79 per share to purchasers of Common Stock in this offering as illustrated in the following table:

Assumed initial public offering price per share...................       $15.00
  Net tangible book value per share at December 31, 1996.......... $0.92
  Increase per share attributable to new investors................  2.29
Pro forma net tangible book value per share after this offering...         3.21
                                                                         ------
Dilution in net tangible book value per share to new investors....       $11.79
                                                                         ======

  As of January 28, 1997, there were options outstanding to purchase a total of 595,500 shares of Common Stock at a weighted average exercise price of $12.00 per share. An additional 404,500 shares of Common Stock were reserved for future issuance under the Company's Long-Term Incentive Plan. To the extent outstanding options are exercised, there will be further dilution to investors.

  The following table sets forth as of December 31, 1996, the difference between the existing shareholders and the purchasers of shares in this offering (at an assumed offering price of $15.00 per share) with respect to the number of shares purchased from the Company, the total consideration paid and the average price paid:

                          SHARES PURCHASED  TOTAL CONSIDERATION
                         ------------------ -----------------------AVERAGE PRICE
                           NUMBER   PERCENT   AMOUNT     PERCENT     PER SHARE
                         ---------- ------- ------------ -----------------------
Existing stockhold-
 ers(1).................  9,780,188   78.8%    2,043,000      4.9%    $ 0.21
New investors(1)........  2,625,000   21.2    39,375,000     95.1      15.00
                         ----------  -----  ------------  -------
    Total............... 12,405,188  100.0%   41,418,000    100.0%
                                     =====                =======

--------
(1) Sales by the Selling Stockholder in this offering will reduce the number of shares held by existing stockholders of the Company to 8,905,188 shares, or 71.8% of the total number of shares of Common Stock to be outstanding after this offering (8,773,938 shares or 68.6% if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 3,500,000 shares, or 28.2% of the total number of shares of Common Stock to be outstanding after this offering (4,025,000 shares or 31.4% if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Stockholders."

                            SELECTED FINANCIAL DATA

  The following selected financial data for Fiscal 1992 through Fiscal 1996 are derived from the Company's Financial Statements and related Notes thereto. The balance sheets of the Company as of January 31, 1996 and December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for the years ended January 31, 1995 (Fiscal 1994) and 1996 (Fiscal 1995), and for the eleven months ended December 31, 1996 (Fiscal 1996), have been audited by Arthur Andersen LLP, independent public accountants. The statements of operations and the balance sheet data as set forth below for the years ended January 31, 1993 (Fiscal 1992) and 1994 (Fiscal 1993) and as of January 31, 1993, January 31, 1994 and January 31, 1995 have been derived from the Company's financial statements. The selected financial data set forth below should be read in conjunction with the Financial Statements and Notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                  ELEVEN MONTHS
                                  YEARS ENDED JANUARY 31,             ENDED
                              ----------------------------------  DECEMBER 31,
                               1993    1994     1995      1996       1996(1)
                              ------- -------  -------  --------  -------------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DA-
 TA:
 Revenues
  Equipment sales............ $22,637 $26,458  $64,362  $128,111    $243,177
  Technical services and
   equipment rentals.........   8,404   6,255    8,661     9,147       9,969
                              ------- -------  -------  --------    --------
   Total revenues............  31,041  32,713   73,023   137,258     253,146
                              ------- -------  -------  --------    --------
 Cost of revenues
  Equipment cost.............  19,416  21,189   58,976   114,478     214,541
  Technical services and de-
   preciation on rental
   equipment.................   5,638   3,186    3,945     5,329       6,455
                              ------- -------  -------  --------    --------
   Total cost of revenues....  25,054  24,375   62,921   119,807     220,996
                              ------- -------  -------  --------    --------
    Gross profit.............   5,987   8,338   10,102    17,451      32,150
                              ------- -------  -------  --------    --------
 Operating expenses..........   4,359   7,126    9,302    15,537      25,272
                              ------- -------  -------  --------    --------
 Income from operations......   1,628   1,212      800     1,914       6,878
                              ------- -------  -------  --------    --------
 Other expenses
  Interest expense...........   1,131     435    1,004     2,483       3,284
  Reserve for litigation set-
   tlement...................     --      --       190       --          525
                              ------- -------  -------  --------    --------
   Total other expenses......   1,131     435    1,194     2,483       3,809
                              ------- -------  -------  --------    --------
 Income (loss) before provi-
  sion (benefit) for income
  taxes......................     497     777     (394)     (569)      3,069
 Provision (benefit) for in-
  come taxes.................     190     298     (153)     (221)        611
 Cumulative effect of change
  in accounting principle....     --     (554)     --        --          --
                              ------- -------  -------  --------    --------
 Net income (loss)........... $   307 $ 1,033  $  (241) $   (348)   $  2,458
                              ======= =======  =======  ========    ========
PRO FORMA INFORMATION:
 Pro forma net income(2).....                                       $  3,922
 Pro forma net income per
  common share(2)............                                       $   0.38
 Pro forma weighted average
  number of common shares
  outstanding(3).............                                         10,233
 Supplemental pro forma net
  income(4)..................                                       $  5,570
 Supplemental pro forma net
  income per share(4)........                                       $   0.46
 Supplemental pro forma
  weighted average number of
  common shares outstand-
  ing(3)(5)..................                                         12,080

                                         AS OF JANUARY 31,             AS OF
                                  --------------------------------  DECEMBER 31,
                                   1993    1994    1995     1996        1996
                                  ------- ------- -------  -------  ------------
                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
 Inventory....................... $ 3,365 $ 6,347 $22,450  $16,624    $32,228
 Working capital (deficit).......   3,192   2,122    (830)  (2,154)    (1,440)
 Total assets....................  16,903  19,750  43,168   54,938     84,624
 Total debt......................  10,889  11,291  20,025   35,776     45,922
 Total stockholders' equity......   4,547   5,447   5,206    6,505      8,963

--------
(1) Effective February 1, 1996, the Company changed its fiscal year end from January 31 to December 31 in connection with its election to be treated as an S corporation.
(2) Effective February 1, 1996, the Company elected to be treated as an S corporation. As an S corporation, the Company is not subject to federal and certain state income taxes. The pro forma information for Fiscal 1996 has been computed by (i) eliminating from operating expenses $3.2 million of employee compensation that exceeded the compensation that would have been paid had the compensation agreements adopted in January 1997 been in effect for all of Fiscal 1996 and $219,000 of certain expenditures related to employee-stockholders which will not be incurred in the future and (ii) adjusting the Company's net income to record income tax expense that would have been recorded had the Company been a C corporation assuming an effective tax rate of 39.4%. In Fiscal 1995, the Company paid discretionary bonuses to its officers who are stockholders in the amount of $1.3 million and incurred a noncash compensation expense related to the issuance of stock in the amount of $897,000. The Company's S corporation status will terminate upon consummation of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 16 of Notes to Financial Statements.
(3) Includes option shares deemed outstanding under the treasury stock method and shares deemed issued to pay the S Corporation Dividend (as defined in "S Corporation Dividend").
(4) The supplemental pro forma information for Fiscal 1996 has been computed by adjusting pro forma net income to eliminate approximately $1.6 million of interest expense, net of income tax, associated with the assumed repayment of certain indebtedness with a portion of the proceeds of this offering.
(5) Also includes shares deemed issued in connection with the assumed repayment of certain indebtedness.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," "intend" and "expect" and similar expressions are intended to identify such forward-looking statements. The Company's actual results performance or achievements could differ materially from the results expressed in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

OVERVIEW

  The Company is a leading provider of microcomputer products and related services, primarily to Fortune 1000 companies and other large enterprises. The microcomputer industry has grown rapidly as a result of, among other factors, the ease of use, relatively low cost and increasing power of microcomputers. The distribution channel for microcomputer products has changed significantly over the past several years. In particular, many manufacturers have begun to shift from the traditional single sourcing model, under which resellers are required to purchase the manufacturer's product exclusively from one master dealer, to an open sourcing model, under which resellers can purchase the manufacturer's product from any source on competitively negotiated terms and conditions. The market for technical services is also evolving and growing rapidly, with customers increasingly seeking an integrated solution for their microcomputer and networking needs. The Company believes that these trends provide larger, more efficient companies which offer a comprehensive range of products and services with a competitive advantage.

  The Company's net sales and revenues have grown rapidly over the past three fiscal years following its entry in the microcomputer market in the early 1990s. Revenues have grown at a compound annual rate of 91.3% from Fiscal 1994 to Fiscal 1996, increasing from $73.0 million in Fiscal 1994 to $137.3 million in Fiscal 1995 (an increase of 88.0%) and to $253.1 million in Fiscal 1996, an eleven month period (an increase of 84.4%). The Company believes that this rapid growth resulted, in part, from its becoming an authorized reseller of IBM in June 1993 and receiving authorization to purchase new products directly from IBM in November 1993. The Company believes that its direct relationship with IBM was a critical step in achieving this growth because it provided the Company with improved product acquisition pricing, better product availability, increased manufacturer support and greater credibility among prospective customers. The Company also believes that its growth has been enhanced by its ability to bundle product sales with alternative financing arrangements (such as renting and leasing), combine new equipment with used and refurbished parts and equipment, and offer trade-ins on its customers' existing equipment. There can, however, be no assurance that the Company will continue to experience such growth. See "Risk Factors."

  The primary sources of the Company's revenues consist of (i) sales of new and used microcomputer products, (ii) leasing and rental of microcomputer equipment and (iii) technical services. Sales of new microcomputer products account for the substantial majority of the Company's revenues; however, sales of used equipment, rentals and technical services each generally generate a higher gross profit margin than sales of new products. The Company believes that these complementary offerings and services not only allow the Company to increase average account size but, more importantly, strengthen long-term relationships with customers. Equipment cost does not include commissions or any other selling expenses. Technical services and depreciation on rental equipment include depreciation allowance on rental equipment, direct costs associated with technical services and certain other direct costs.

  The Company receives volume discounts and credits from major manufacturers for market development, which are used to offset a portion of the Company's equipment cost. The amount of the discounts and credits which the Company receives may fluctuate based on the Company's sales and the terms of the program offered and may disproportionately affect the results of a quarter. Thus, the Company's gross margins have been and may continue to be significantly affected by the timing and size of the volume discounts and credits.

  Equipment sold pursuant to leasing arrangements is recorded in equipment sales. Leasing revenues generally include a small fee for arranging the third party financing and the Company's portion of the proceeds from the remarketing arrangements. The Company typically seeks to limit residual risk associated with its leasing operations and, to this end, has developed nonrecourse third party financing arrangements for its customers. In these arrangements, the third party lessor assumes ownership of the equipment, including any residual value, and the Company enters into remarketing arrangements pursuant to which the Company retains the right to remarket the equipment.

  To further its growth objectives, the Company has made significant investments in its corporate infrastructure and increased its operating expenses. In Fiscal 1996, the Company substantially expanded its sales staff and hired additional technical services professionals. Operating expenses for Fiscal 1996 include payments of guarantied salaries to certain of the Company's new sales staff, most of which guaranties expire during the third quarter of 1997. Since January 1996, the Company has added 53 sales professionals (bringing its total sales staff to 100 persons) and has opened five regional sales offices. While most of these new sales professionals have significant industry experience, a majority of the Company's revenues are currently derived from sales professionals who have been employed by the Company for more than twelve months. The Company believes that even experienced sales representatives require at least six to twelve months after joining the Company to begin generating substantial revenues and, accordingly, although no assurances can be given, the Company believes that it has a significant opportunity to realize future growth as the recent additions to its sales force become more productive. See "Risk Factors--Limited Operating History in Microcomputer and Technical Services Market" and "--Management of Growth."

  To minimize inventory risks and increase inventory turns, much of the Company's inventory of new product is for specific customer orders or consists of constrained or commonly requested microcomputer products. The Company believes that its management information system, its internal monitoring processes and the constant interaction between its sales, purchasing and trading departments also improve inventory management. In particular, the Company carefully monitors the amount of its inventory of used equipment and parts, which was approximately $1.2 million and $1.7 million as of the end of Fiscal 1995 and Fiscal 1996, respectively.

  Historically, compensation expense included commissions and discretionary bonuses paid principally to the Company's stockholders. The Company has entered into compensation agreements with these individuals, to be effective upon the consummation of this offering through December 31, 1997. The pro forma data has been computed by eliminating $3.2 million of compensation that exceeded the compensation that would have been paid had the compensation agreements adopted in January 1997 been in effect for all of Fiscal 1996 and $219,000 of certain expenditures related to employee-stockholders which will not be incurred in the future. In Fiscal 1995, the Company paid discretionary bonuses to its officers who are stockholders in the amount of $1.3 million and incurred a noncash compensation expense related to the issuance of stock in the amount of $897,000.

  Effective February 1, 1996, the Company elected to be treated as an S corporation for federal and state income tax purposes. As a result, all of the Company's income from February 1, 1996 through completion of this offering has been or will be deemed taxable income of its stockholders rather than of the Company. Upon consummation of this offering, the Company's S corporation status will terminate, and the Company will pay the S Corporation Dividend to its prior stockholders. The pro forma statement of operations data also reflect an adjustment to federal and state income taxes for Fiscal 1996 assuming the Company had been a C corporation during such period with an effective tax rate of 38.8%. See "S Corporation Dividend."

  Also effective February 1, 1996, the Company changed its fiscal year end from January 31 to December 31 in connection with its election to be treated as an S corporation.

RESULTS OF OPERATIONS

  The following table sets forth statement of operations data as a percentage of total revenues, except that individual components of gross profit are shown as a percentage of their corresponding component of revenues:

                                                                  ELEVEN MONTHS
                                                                      ENDED
                                    YEARS ENDED JANUARY 31,       DECEMBER 31,
                                    ---------------------------   -------------
                                    1993   1994   1995    1996        1996
                                    -----  -----  -----   -----   -------------
Revenues
  Equipment sales.................   72.9%  80.9%  88.1%   93.3%       96.1%
  Technical services and equipment
   rentals........................   27.1   19.1   11.9     6.7         3.9
                                    -----  -----  -----   -----       -----
    Total revenues................  100.0% 100.0% 100.0%  100.0%      100.0%
                                    =====  =====  =====   =====       =====
Gross profit
  Equipment profit................   14.2%  19.9%   8.4%   10.6%       11.8%
  Technical services and equipment
   rentals profit.................   32.9   49.1   54.5    41.7        35.2
    Total gross profit............   19.3   25.5   13.8    12.7        12.7
Operating expenses................   14.0   21.8   12.7    11.3        10.0
                                    -----  -----  -----   -----       -----
Income from operations............    5.3    3.7    1.1     1.4         2.7
Interest expense..................    3.6    1.3    1.4     1.8         1.3
Reserve for litigation settle-
 ment.............................    --     --     0.2     --          0.2
                                    -----  -----  -----   -----       -----
Income (loss) before provision
 (benefit) for income taxes.......    1.6    2.4   (0.5)   (0.4)        1.2
Provision (benefit) for income
 taxes............................    0.6    0.9   (0.2)   (0.2)        0.2
Cumulative effect of charge in ac-
 counting principle...............    --    (1.7)   --      --          --
                                    -----  -----  -----   -----       -----
Net income (loss).................    1.0%   3.2%  (0.3)%  (0.2)%       1.0%
                                    =====  =====  =====   =====       =====
Pro forma net income..............                                      1.6%
Supplemental pro forma net in-
 come.............................                                      2.2%

FISCAL 1996 (ELEVEN MONTHS) COMPARED TO FISCAL 1995

  Total revenues. Total revenues increased 84.4% to $253.1 million for Fiscal 1996 from $137.3 million for Fiscal 1995. Equipment sales increased 89.8% to $243.2 million for Fiscal 1996 from $128.1 million for Fiscal 1995, primarily as a result of increased productivity of the Company's sales force and sales generated by recently hired sales professionals. Technical services and equipment rentals revenues increased 9.0% to $10.0 million for Fiscal 1996 from $9.1 million for Fiscal 1995, primarily as a result of an increase in equipment rentals by new and existing customers, increased leasing activities and increased microcomputer technical services, offset in part by a decline in certain mainframe technical services related to the Company's de-emphasis of its mainframe service business.

  Total gross profit. Total gross profit increased 84.2% to $32.2 million for Fiscal 1996 from $17.5 million for Fiscal 1995 and remained constant as a percentage of total revenues at 12.7%. Equipment profit increased 110.0% to $28.6 million for Fiscal 1996 from $13.6 million for Fiscal 1995. Equipment profit, as a percentage of equipment sales, increased to 11.8% for Fiscal 1996 from 10.6% for Fiscal 1995, primarily as a result of the Company's higher sales volume which enabled it to achieve larger discounts and credits from certain manufacturers. In addition, the Company believes that its higher purchasing levels resulted in improved efficiencies within its purchasing department. Technical services and equipment rentals profit decreased 8.0% to $3.5 million for Fiscal 1996 from $3.8 million for Fiscal 1995. Technical services and equipment rentals profits, as a percentage of technical services and equipment rentals revenues, decreased to 35.2% for Fiscal 1996 from 41.7% for Fiscal 1995, primarily as a result of (i) a decrease in the utilization rate of the Company's rental portfolio caused by the conversion of one large customer's short-term rental arrangements to long-term leases, (ii) the Company's decision to increase inventory levels to permit more rapid delivery of rental equipment to customers, (iii) the Company's hiring additional technical services staff in connection with the expansion of its technical services offerings and (iv) the creation of a $300,000 reserve for used mainframe equipment in connection with the Company's decision to significantly reduce its mainframe inventory.

  Operating expenses. Operating expenses increased 62.7% to $25.3 million for Fiscal 1996 from $15.5 million for Fiscal 1995 but decreased as a percentage of total revenues to 10.0% from 11.3%. The increase in dollar amounts was primarily as a result of increased selling expenses and the Company's investment in its infrastructure to further its growth objectives, offset in part by the realization of economies of scale in support and administrative areas. In particular, operating expenses include payments of guarantied salaries to certain of the Company's new sales staff, most of which expire during the third quarter of 1997. Operating expenses for Fiscal 1996 and Fiscal 1995 also include $3.0 million and $1.3 million, respectively, of discretionary bonuses paid to the Company's stockholders. Operating expenses also include, for Fiscal 1996, $219,000 of certain expenditures related to employee-stockholders which will not be incurred in the future and, for Fiscal 1995, $897,000 of noncash stock compensation expense.

  Other expenses. Interest expense increased 32.3% to $3.3 million for Fiscal 1996 from $2.5 million for Fiscal 1995, primarily as a result of increased borrowings to fund the Company's sales growth. As a percentage of total revenues, interest expense decreased to 1.3% for Fiscal 1996 from 1.8% for Fiscal 1995, primarily as a result of improvements in inventory turns and accounts receivable collections which reduced the Company's borrowing requirements. The reserve for litigation settlement of $525,000 for Fiscal 1996 includes $450,000 paid in connection with the settlement of a legal dispute.

  Provision (benefit) for income taxes. Provision (benefit) for income taxes increased to $611,000 for Fiscal 1996 from $(221,000) for Fiscal 1995. Provision for income taxes for Fiscal 1996 resulted primarily from the write-off of net deferred tax assets in connection with the Company's election to be treated as an S corporation. For Fiscal 1995, during which the Company was treated as a C corporation, the Company's effective tax rate was 38.8%.

FISCAL 1995 COMPARED TO FISCAL 1994

  Total revenues. Total revenues increased 88.0% to $137.3 million for Fiscal 1995 from $73.0 million for Fiscal 1994. Equipment sales increased 99.0% to $128.1 million for Fiscal 1995 from $64.4 million for Fiscal 1994, primarily as a result of increased productivity of the Company's sales force and sales generated by recently hired sales professionals. Technical services and equipment rentals revenues increased 5.6% to $9.1 million for Fiscal 1995 from $8.7 million for Fiscal 1994, primarily as a result of an increase in equipment rentals by new and existing customers. Revenues from technical services did not experience any significant increase because increases in microcomputer technical services were offset by decreases in mainframe technical services as the Company began to de-emphasize its mainframe service business.

  Total gross profit. Total gross profit increased 72.7% to $17.5 million for Fiscal 1995 from $10.1 million for Fiscal 1994 but decreased as a percentage of total revenue to 12.7% from 13.8%. Equipment profit increased 153.1% to $13.6 million for Fiscal 1995 from $5.4 million for Fiscal 1994. Equipment profit, as a percentage of equipment sales, increased to 10.6% for Fiscal 1995 from 8.4% for Fiscal 1994, primarily as a result of the Company's higher sales volume which enabled it to achieve larger discounts and credits from certain manufacturers. In addition, the Company believes that its higher volume levels resulted in increased efficiencies within its purchasing department. Technical services and equipment rental profit decreased 19.0% to $3.8 million for Fiscal 1995 from $4.7 million for Fiscal 1994. Technical services and equipment rental profit, as a percentage of technical services and equipment rental revenues, decreased to 41.7% for Fiscal 1995 from 54.5% for Fiscal 1994, primarily as a result of increased recruiting, training and compensation costs associated with the Company's continued investment in its microcomputer technical services business, offset in part by decreased depreciation on rental equipment as a result of the sale of excess rental inventory.

  Operating expenses. Operating expenses increased 67.0% to $15.5 million for Fiscal 1995 from $9.3 million for Fiscal 1994, primarily as a result of the Company's increased revenues and its investment in management infrastructure. Operating expenses decreased as a percentage of total revenues to 11.3% from 12.7%, primarily as a result of the realization of economies of scale in support and administrative areas and an increase in sales revenues generated by noncommissioned sales management. Operating expenses for Fiscal 1995 and Fiscal 1994 include $1.3 million and $200,000, respectively, of discretionary bonuses paid to the Company's employee-stockholders. Operating expenses for Fiscal 1995 also include $897,000 of noncash stock compensation expense.

  Other expenses. Interest expense increased 147.3% to $2.5 million for Fiscal 1995 from $1.0 million for Fiscal 1994, primarily as a result of increased borrowings to fund the Company's sales growth. Other expenses in Fiscal 1994 included the establishment of a $190,000 reserve in connection with a legal dispute.

  Provision (benefit) for income taxes. Provision (benefit) for income taxes decreased 44.4% to $(221,000) for Fiscal 1995 from $(153,000) for Fiscal 1994.
The Company's effective tax rate was 38.8% in each of Fiscal 1995 and Fiscal
1994.

SEASONALITY AND UNAUDITED QUARTERLY RESULTS

  The following table sets forth certain unaudited quarterly operating information for each of the eight quarters ending December 31, 1996. The change in the Company's fiscal year end from January 31 to December 31 resulted in a two month period ending March 31, 1996. This data has been prepared on the same basis as the audited financial statements contained elsewhere in this Prospectus and includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the periods presented, when read in conjunction with the Company's Financial Statements and related Notes thereto. Results for any previous fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.

                                                                  TWO
                                                                 MONTHS
                                   THREE MONTHS ENDED            ENDED       THREE MONTHS ENDED
                          ------------------------------------  -------- -----------------------------
                          APRIL 30, JULY 31, OCT. 31, JAN. 31,  MAR. 31, JUNE 30, SEPT. 30,   DEC. 31,
                            1995      1995     1995     1996      1996     1996     1996        1996
                          --------- -------- -------- --------  -------- -------- ---------   --------
                                                       (IN THOUSANDS)
Revenues................   $26,927  $27,854  $40,194  $42,283   $29,538  $55,808   $55,576    $112,224
Cost of revenues........    24,121   24,285   35,024   36,377    25,742   47,269    47,892     100,093
                           -------  -------  -------  -------   -------  -------   -------    --------
Gross profit............     2,806    3,569    5,170    5,906     3,796    8,539     7,684      12,131
                           -------  -------  -------  -------   -------  -------   -------    --------
Operating expenses(1)...     2,521    2,829    4,356    5,831     2,932    5,338     5,720      11,282(1)
                           -------  -------  -------  -------   -------  -------   -------    --------
Income from operations..       285      740      814       75       864    3,201     1,964         849
Other expenses..........       525      424      696      838       544      690     1,426(2)    1,149
                           -------  -------  -------  -------   -------  -------   -------    --------
Income (loss) before
 provision
 (benefit) for income
 taxes..................      (240)     316      118     (763)      320    2,511       538        (300)
Provision (benefit) for
 income
 taxes..................       (93)     123       46     (297)       12      590        20         (11)
                           -------  -------  -------  -------   -------  -------   -------    --------
Net income (loss).......   $  (147) $   193  $    72  $  (466)  $   308  $ 1,921   $   518    $   (289)
                           =======  =======  =======  =======   =======  =======   =======    ========

--------
(1) In the fourth quarter of Fiscal 1996, the Company accrued discretionary bonuses for certain officers who are stockholders in the aggregate amount of $3.0 million.
(2) Includes $525,000 accrued in connection with the settlement of a legal dispute.

  The Company believes that its business is seasonal, with a greater proportion of the Company's revenues occurring in the fourth quarter and a lesser proportion in the first quarter. The Company believes that this seasonality is partially attributable to the capital budgeting and expenditure patterns of its customers. Revenues and operating results may also fluctuate as a result of the demand for the Company's products and services, the introduction of new hardware and software technologies offering improved features, the introduction of new services by the Company and its competitors, changes in the level of operating expenses, the timing of major orders or projects, inventory adjustments, competitive conditions, interest rate fluctuations and economic conditions in general. The Company's operating results also may fluctuate due to variations in volume discounts and credits it receives based on programs offered by certain manufacturers. See "-- Overview." The Company has recently significantly increased, and may in the future increase, certain fixed operating expenses, including personnel-related expenses, but does not expect to generate a corresponding increase in revenues as a result of these expenditures, if any, for at least six to twelve months. See "Risk Factors--Significant Fluctuations in Revenues and Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

  Historically, the Company's primary source of liquidity was cash flow from operations, supplemented by borrowings under its Credit Facility. The Credit Facility generally permits the Company to borrow up to the lesser of $60 million and the Company's Borrowing Base, which is generally equal to the sum of (i) 85% of eligible accounts receivables, (ii) 100% of the net invoice price of IBM products purchased through authorized suppliers, (iii) 40% of the depreciated value of rental inventory up to $1.75 million (subject to certain limitations and a phased reduction of such percentage and cap through September 1998) and (iv) 50% of the lower of cost or market value of certain other inventory, subject to certain limitations. The Credit Facility categorizes amounts outstanding by current trade accounts payable to IBM (non-interest bearing), trade accounts payable to IBM greater than 45 days outstanding (interest bearing) and other draws against the Credit Facility (interest bearing). Interest is payable monthly with respect to trade accounts payable to IBM which are 45 to 90 days outstanding and with respect to draws against the Credit Facility at prime plus 0.75% (9.0% at December 31, 1996). Interest is payable monthly for trade accounts payable to IBM which are greater than 90 days outstanding at prime plus 3%. There were no trade accounts payable to IBM greater than 90 days outstanding during Fiscal 1995 or Fiscal 1996. Borrowings under the Credit Facility are collateralized by certain trade accounts receivable, inventory, rental equipment and a second mortgage on the property under capital leases. The Credit Facility expires January 22, 1998 and contains customary events of defaults and covenants, including financial covenants and prohibitions on the payment of dividends. At December 31, 1996, approximately $43.8 million was outstanding under the Credit Facility, of which approximately $15.1 million represented current noninterest-bearing accounts payable and approximately $28.7 million represented interest-bearing obligations. At December 31, 1996, approximately $1,819,000 was available to be drawn under the Credit Facility. The Company intends to repay approximately $30.9 million of the interest-bearing portion of the Credit Facility with the proceeds of this offering.

  The Company also has a $30 million supplemental credit facility with IBM Credit Corporation (the "Supplemental Facility") which permitted the Company to borrow additional funds in connection with sales to State Farm pursuant to the interim marketing arrangement with IBM. Borrowings under the Supplemental Facility bear interest at the rate of prime plus 0.75% (9.0% at December 31, 1996). At December 31, 1996, approximately $10.1 million was outstanding under the Supplemental Facility. The Company cannot make any additional borrowings under the Supplemental Facility and expects that all amounts will be repaid and the Supplemental Facility will terminate prior to March 1, 1997.

  Cash provided by operating activities was $22.2 million in Fiscal 1996, consisting of (i) $9.2 million of income before depreciation and amortization and other non-cash charges and (ii) $13.0 million from decreases in non-cash components of working capital requirements. Cash used in investing activities for

Fiscal 1996 was $9.4 million, principally for the purchase of rental equipment inventory. Cash used in financing activities for Fiscal 1996 was $10.3 million, principally representing repayments of outstanding amounts under the Credit Facility and the Supplemental Facility.

  Cash used in operating activities was $9.7 million in Fiscal 1995, consisting of (i) $5.4 million of income before depreciation and amortization and other non-cash charges and (ii) $15.1 million from increases in non-cash components of working capital requirements. Cash used in investing activities for Fiscal 1995 was $7.2 million, principally for the purchase of microcomputer rental equipment. Cash provided by financing activities was $15.6 million, principally representing borrowings under the Credit Facility.

  Cash provided by operating activities was $9.6 million in Fiscal 1994, consisting of (i) $3.1 million of income before depreciation and amortization and other non-cash charges and (ii) $6.5 million from decreases in non-cash components of working capital requirements. Cash used in investing activities for Fiscal 1994 was $6.3 million, principally for the purchase of microcomputer rental equipment. Cash used in financing activities was $2.4 million, principally representing repayments of outstanding amounts under the Credit Facility.

  Net capital expenditures were $0.6 million, $1.5 million, and $2.5 million in Fiscal 1994, 1995, and 1996, respectively. The Company plans to spend approximately $1.0 million on capital expenditures in Fiscal 1997, primarily for the upgrade of the Company's management information system. See "Business--Management Information System."

  The Company believes that funds generated from operations, together with existing cash, the net proceeds of this offering and available credit under its Credit Facility, will be sufficient to finance its current operations and planned capital expenditure requirements and internal growth at least through Fiscal 1997.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

  The Financial Accounting Standards Board ("FASB") has issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SFAS No. 123, "Accounting for Stock Based Compensation" which are effective for fiscal years beginning after December 15, 1995. Effective February 1, 1996, the Company adopted SFAS No. 121. The Company also adopted the disclosure requirements of SFAS No. 123 effective February 1, 1996. The Company will continue to account for stock based compensation arrangements in accordance with APB Opinion 25. The adoption of SFAS Nos. 121 and 123 did not have a material effect on the Company's financial statements.

                                   BUSINESS

GENERAL

  Hartford Computer is a leading provider of microcomputer products and related services, primarily to Fortune 1000 companies and other large enterprises. The Company offers over 36,000 microcomputer products to its customers, including desktop and laptop computers, monitors, servers, memory, peripherals and networking application tools and software. The Company is authorized to purchase products directly from IBM and certain peripherals manufacturers, and is an authorized reseller for most major microcomputer product manufacturers. In 1996, the Company began offering an expanded range of technical services, including technology management, enterprise consulting, life cycle management and application development. The Company has grown rapidly over the past four fiscal years following its entry in the microcomputer market in the early 1990s, with revenues increasing from $32.7 million in Fiscal 1993 to $253.1 million in Fiscal 1996 (an eleven month period), a compound annual growth rate of 101.7%.

COMPANY BACKGROUND

  The Company was founded in 1978 as a leasing and rental company for mainframe computers. In the late 1980s, the Company developed a sophisticated purchasing and sourcing system for used mainframe computers. In the early 1990s, the Company leveraged this purchasing and sourcing experience to enter the microcomputer market and substantially de-emphasized its mainframe business. The Company significantly expanded its efforts selling and servicing new microcomputer equipment after it became an authorized reseller of IBM product in June 1993 and received authorization to purchase product directly from IBM in November 1993. The Company believes that establishing its direct relationship with IBM was a critical step in achieving its recent rapid growth because it provided the Company with improved product acquisition pricing, better product availability, increased manufacturer support and greater credibility among prospective customers. The Company continually evaluates opportunities to establish direct purchasing relationships with additional manufacturers. In 1996, the Company began offering an expanded array of technical services to complement its microcomputer product sales business and expects to continue to enhance and expand these offerings.

INDUSTRY TRENDS

  The microcomputer sales and technical services industry is estimated by Dataquest Incorporated to have annual revenues in excess of $200 billion. The worldwide microcomputer products distribution industry generally consists of
(i) manufacturers, (ii) distributors, which purchase a wide range of products in bulk directly from manufacturers and sell to resellers, and (iii) resellers, which sell to other resellers and directly to end-users. Different types of resellers are defined and distinguished both by the end-user market they service, such as large corporate accounts, small and medium sized businesses, or home users, and by the level of value they add to the basic product they sell. Resellers may become "authorized resellers" of particular manufacturers, which allows these resellers to offer products under manufacturers' warranties and gain credibility with prospective customers. Furthermore, authorized resellers which purchase in sufficient product volume may be able to become authorized to purchase directly from manufacturers. Direct purchasing can provide resellers with improved product acquisition pricing, better product availability, increased manufacturer support and greater access to information on future products.

  Until recently in the United States, branded computer systems from large manufacturers, such as IBM, Compaq, Hewlett-Packard Co. and Apple Computer, Inc., were sold only through authorized master dealers (commonly referred to as "aggregators"). Under this single sourcing model, resellers were required to purchase these products exclusively from one aggregator. In the past several years, certain computer manufacturers, such as IBM and Compaq, have authorized open sourcing, a model under which resellers can purchase the manufacturer's product from any source on competitively negotiated terms and conditions. The Company believes that continued movement towards open sourcing allows larger and more efficient resellers to obtain better pricing for and improved availability of manufacturers' equipment.

  In addition to these changes in the distribution channel, there has been rapid growth in the microcomputer industry due to (i) the ease of use, relatively low cost and increasing processor power of microcomputers, (ii) the development of personal productivity software and (iii) the increase in the popularity of local and wide area networks using a client/server design. The products of a variety of manufacturers are frequently integrated in a single system as a result of the trend toward client/server design and open architecture systems. In addition, organizations today are finding it increasingly difficult to understand, evaluate, select and implement a cost-effective solution to their computer and information processing needs. As products and services become more complex and product and service choices multiply, these organizations require more expertise or assistance to make intelligent purchasing decisions, install systems properly and maximize the utility of new systems.

  Many organizations are also finding that rapid changes in technology are causing them to upgrade or replace their systems more frequently. In addition, many organizations seek access to equipment on a short-term basis for specific projects or while awaiting availability of constrained product or new technology. At the same time, as system upgrades become more frequent, organizations are increasingly seeking to dispose of their older microcomputer equipment. Used microcomputer parts and equipment can also provide a cost-effective and efficient alternative to new equipment. Many organizations also desire to custom configure equipment in a manner not offered by manufacturers. Despite these growing demands, many distributors and resellers remain unable or unwilling to meet short-term equipment needs, accept trade-ins, dispose of and utilize used equipment or offer custom configurations in a cost-efficient manner. The Company believes that its ability to offer these additional services and used equipment and parts differentiates it from its competitors.

  To reduce costs and achieve a more consistent, reliable level of service, organizations are seeking an integrated solution for their microcomputer and networking needs. As part of this trend, organizations are reducing the number of their vendors; therefore, it is increasingly important for vendors to provide a broad range of both microcomputer products and technical services. The Company believes that there has been consolidation in the microcomputer distribution and reseller industry, both through larger resellers increasing their market share and acquisitions. The Company believes that large resellers which possess substantial buying power and access to constrained equipment, and which offer a broad range of products and financial and technical services, will continue to have a competitive advantage over smaller resellers and specialized service providers.

BUSINESS STRATEGY

  The Company's objective is to establish long-term relationships with its customers and provide them with a single source, cost-effective solution for all their microcomputer equipment and related services and financing needs. To achieve this goal, the Company has developed a comprehensive approach, called its "Full Cycle" solution, that provides its customers with "one-stop shopping" for their microcomputer needs. Under the Company's Full Cycle solution, the Company (i) sells a broad range of new microcomputer products at competitive prices, (ii) sources used or constrained parts and equipment,
(iii) rents and leases equipment, (iv) customizes product and system configuration in a cost-efficient manner, (v) buys, sells and accepts trade-ins of used equipment and (vi) offers a wide variety of technical services. The Company believes that its Full Cycle solution positions it to become its customers' preferred vendor for their microcomputer products and related services and financing needs. To implement its Full Cycle solution effectively and efficiently, the Company's business strategy includes the following:

  Comprehensive Product Selection. The Company offers a comprehensive array of new microcomputer products, including over 36,000 products from over 1,100 manufacturers. The Company also offers used equipment, which the Company believes differentiates it from substantially all of its major competitors. This comprehensive product offering enables the Company to satisfy virtually all of its customers' microcomputer product needs.

  Competitive Pricing. The Company offers its products at competitive prices, while maintaining a high level of service and support. The Company is able to maintain its competitive prices as a result of its (i) buying power, (ii) effective purchasing management, (iii) ability to bundle product sales with alternative financing arrangements (such as renting and leasing) and (iv) ability to combine new equipment with used and refurbished parts and equipment and offer trade-ins on its customers' existing equipment. Many customers include used equipment as part of their system configurations, particularly where the parts are not prone to failure, which enables them to minimize system costs or purchase better equipment with the savings. In addition to benefiting customers, used equipment is generally sold at higher margins than new products.

  Effective Purchasing Management. The Company has leveraged its 18 years of experience in the computer industry in developing its purchasing operations and sources of supply. The Company uses its extensive sourcing experience and integrated management information system to (i) identify and obtain microcomputer products, including constrained and used products, from a variety of manufacturers, distributors, resellers and other dealers world-wide at the lowest available cost, (ii) provide integration between the Company's purchasing and sales functions and (iii) tightly control its inventory of new and used equipment and parts. The Company's effective purchasing management capabilities provide its customers with better product availability and competitive pricing while improving the Company's profitability.

  Flexible Financing Options. The Company offers its customers the option to purchase, lease or rent equipment. Leasing and rentals provide customers who desire or require the latest technology with the ability to change their equipment on a more frequent and cost-efficient basis. Rentals also provide a cost-efficient solution for customers' short-term needs or immediate access to existing technology until constrained or new products become available. In addition to these customer benefits, the Company's leasing and rental services enhance the Company's gross margin and frequently serve as the basis for the Company's developing relationships with new customers. The Company believes this initial introduction often results in significant additional business from such customers. For example, the Company's relationship with one of its largest customers began with the rental of a single laptop computer.

  Efficient Asset Reutilization. The Company offers its customers a means of disposing of their older equipment and obtaining customized systems in a cost-efficient manner. Unlike most other distributors and resellers, the Company accepts as trade-ins or purchases used equipment from its customers and resells, rents or leases such equipment or its component parts. Also, the Company has the capability to upgrade systems with enhancements such as increased memory, larger hard drives and more efficient components, while providing the customer with a credit for the original parts.

  Value-Added Technical Services. The Company has recently begun to offer an expanded array of technical services, including technology management, enterprise consulting, life cycle management and application development services. These services integrate the Company more closely with its customers and enable it to identify and develop timely solutions for their changing needs. These services also provide the Company with higher margins than from the sale of new products, while enabling customers to outsource their non-core business activities.

GROWTH STRATEGY

  The Company has developed a number of complementary growth strategies, including the following:

  Leverage Relationships with Existing Customers. The Company's customers consist primarily of Fortune 1000 and other large enterprises. The Company seeks to become the preferred source for all of its customers' microcomputer and related service needs. The Company believes that it can continue to increase revenues by cross-selling additional products and services to existing customers, in particular those who initially use the Company's ancillary products and services such as trade-ins or rentals.

  Leverage Recently Expanded Sales Force; Expand Geographic Presence. The Company believes there is a significant opportunity to gain new customers by leveraging recent additions to its sales force and expanding its geographic presence. Since January 1, 1996 the Company has added 53 sales professionals (bringing its total sales staff to 100 persons). While most of these new sales professionals have significant industry experience, a majority of the Company's revenues are currently derived from sales professionals who have been employed by the Company for more than twelve months. The Company believes that even experienced sales representatives require at least six to twelve months after joining the Company to begin generating substantial revenues and that the Company therefore has a significant opportunity to realize future growth as the recent additions to its sales force become more productive. In addition, while most of the sales professionals are located in the Chicago area, in 1996 the Company expanded its geographic presence by opening five regional sales offices.

  Expand Manufacturer Relationships. The Company became authorized to purchase products directly from IBM in November 1993 and intends to develop direct purchasing relationships with additional manufacturers. The Company believes that direct manufacturer relationships typically provide it with improved product acquisition pricing, better product availability, increased manufacturer support and greater credibility among prospective customers. The Company has also been certified by IBM as one of twelve participants in its Authorized Assembly Program, which is expected to provide improved access to IBM equipment while decreasing inventory requirements.

  Expand and Enhance Value-Added Technical Services. While the Company's revenues have been derived primarily from equipment sales, the Company has recently begun to offer an expanded array of technical services. The Company intends to utilize its position as a reseller of microcomputer products to market its comprehensive range of technical services to its customers. These services typically generate higher gross margins than new product sales, and the Company believes that these technical services not only allow it to increase average account size but, more importantly, strengthen long-term relationships with customers.

  Increase Rental and Leasing Activities. The Company believes that its rental and leasing activities not only provide additional revenues but also support its core reseller business by offering customers additional flexibility and providing cross-marketing opportunities. The Company has established separate rental and leasing departments to pursue rental and leasing opportunities and has expanded its relationships with third party financing sources to provide additional benefits to customers. The Company believes that the establishment of the rental and leasing departments and the capital provided by this offering will enable it to expand its rental and leasing activities.

  Develop Complementary Direct Marketing Effort. The Company has recently launched a limited direct marketing effort, releasing its first full-length catalog in November 1996. The Company intends to expand this business slowly and does not expect the catalog to account for a significant portion of its business in the near future. However, the Company believes that its direct marketing efforts will generate additional revenues and support the Company's core reseller operations by generating additional sales leads. The catalog leverages the Company's strengths in servicing customers, sourcing new and used products at the lowest available cost and fulfilling orders. The direct marketing effort also utilizes the Company's existing operational and distribution facilities.

PRODUCTS

  The Company offers over 36,000 microcomputer products to its customers, including desktop and laptop computers, monitors, servers, memory, peripherals and networking application tools and software. The Company is authorized to purchase products directly from IBM and certain peripherals manufacturers, and is an authorized reseller for most other major microcomputer product manufacturers. The Company offers the products of over 1,100 manufacturers, including:

   Admore Memory                    Hitachi                                   Okidata
   Apple                            IBM                                       Sony
   AST                              Intel                                     3Com
   Canon                            Iomega                                    Toshiba
   Compaq                           Lexmark                                   Unisys
   Ctx                              Lotus                                     U.S. Robotics
   Epson                            Microsoft                                 Viking
   Golden Ram                       NEC                                       Visiontek
   Hewlett-Packard                  Novell                                    Western Digital

  The Company believes that its success has and will continue to be due in part to its ability to obtain a wide assortment of products at the lowest available cost and provide customers with up-to-date information regarding pricing and availability. As a result of the Company's purchasing power, the Company typically receives volume discounts from its major suppliers. Purchases by the Company from IBM exceeded $135.3 million, or 63.1% of total revenues, and purchases from Ingram Micro, Inc. exceeded $31.5 million, or 14.7% of total revenues, for Fiscal 1996.

  The Company has been authorized to purchase products directly from IBM since November 1993. The Company believes that direct purchasing relationships with manufacturers provide it with superior pricing, improved product availability, increased manufacturer support and greater credibility among prospective customers. However, these relationships generally require the Company to purchase a sufficient product volume to obtain favorable pricing terms and may also result in higher inventory levels. The Company has deferred pursuing direct purchasing relationships with additional major manufacturers until the Company's sales volume of products of those manufacturers warrants a direct purchasing relationship. The Company anticipates that it will become authorized to purchase products directly from additional manufacturers during 1997.

  The Company also offers used products for sale, rent or lease, including desktops, laptops, memory, printers and other peripheral devices. The Company believes that used and refurbished equipment can provide substantial savings to customers, particularly to users who do not need the latest technology. In addition, many customers desire to include used equipment as part of their system configurations to minimize costs or to enable them to purchase additional equipment. The Company's purchasing department is active in the used equipment market, enabling the Company to keep constantly abreast of price fluctuations, availability and marketability. The Company has a dedicated refurbishing lab where it cleans, fixes and restores used equipment. In most instances, the Company offers a 30-day warranty or right of return in connection with the sale of its used and refurbished equipment.

PURCHASING AND INVENTORY MANAGEMENT

  The Company uses its extensive sourcing experience and management information system to (i) identify and obtain computer products, including constrained and used products, from a variety of manufacturers, distributors, resellers and other dealers world-wide at the lowest available cost, (ii) provide integration between the Company's purchasing and sales functions and
(iii) tightly control its inventory of new and used equipment and parts. The Company's purchasing operation employs both a traditional purchasing department as well as a trading group which sources new and used products on a worldwide basis. The Company's experienced trading group can frequently locate hard-to-find new and used equipment and parts.

  To minimize inventory risks and increase inventory turns, much of the Company's inventory of new product is for specific customer orders or consists of constrained or commonly requested microcomputer products. The Company believes that its management information system, its internal monitoring processes and the constant interaction between its sales, purchasing and trading departments also improve inventory management. In particular, the Company carefully monitors the amount of its inventory of used equipment and parts, which was approximately $1.2 and $1.7 as of the end of Fiscal 1995 and Fiscal 1996, respectively.

  The Company is generally entitled to credits from most manufacturers for declines in inventory value resulting from the manufacturer's price reductions, subject to certain conditions. In addition, the Company has the right to return for credit or exchange for other products a portion of inventory items purchased within a designated period of time. While these industry practices are sometimes not embodied in written agreements and do not protect the Company in all cases from declines in inventory value, the Company believes that these practices provide a significant level of protection from such declines. No assurance can be given, however, that such practices will continue or that they will adequately protect the Company against declines in inventory value. Furthermore, the Company has no price protection or right-of-return on its inventory of used equipment or certain new equipment purchased on special terms, and the Company would therefore bear the entire cost of a devaluation of this inventory. See "Risk Factors--Inventory Management; Product Returns" and "--Used Products."

VALUE-ADDED TECHNICAL SERVICES

  In 1996, the Company significantly expanded the range of technical services that it offers. The Company combines these technical services, offered on an individual or bundled basis, with its expertise in sourcing and distributing products to provide a Full Cycle solution for its customers' information needs. The Company believes that services are becoming an important part of its market as products become increasingly complex and as customers desire fully integrated solutions. The Company also believes that the trend toward outsourcing services required for those solutions is increasing. To meet the current and anticipated demand for technical services, the Company has recently added experienced technical professionals and expects to add a significant number of such professionals in 1997. The Company's technical service offerings include the following:

  Technology Management Services. The Company's technology management service offerings include in and out of warranty maintenance for microcomputer equipment, technology deployment and relocation, and technical support for hardware and software (including help desk functions). The Company is authorized by most major manufacturers to provide warranty services, as well as upgrade and enhancement services, for desktops, laptops, printers, monitors, peripherals, servers and other microcomputer products. The Company's help desk support is available for most major hardware products and many major applications and operating systems for microcomputers, including network operating systems. The Company also offers remote LAN monitoring and administration services. The Company also provides its customers with the resources necessary to complete large scale deployment and relocation projects, whether within a single facility or across facilities nationwide. In recognition of its deployment and maintenance records, the Company was recently named as one of Sears' Partners in Progress.

  Enterprise Consulting Services. The Company's enterprise consulting service offerings include network operating systems, LAN technology audit and project management services. The Company's migration services allow organizations to identify and implement information technologies on a timely basis with minimal disruption to the users. Migration services include four critical components: systems design, implementation design, implementation, and support. The Company's LAN technology audit services provide analysis of current technology configurations to enable the customer to evaluate baseline performance and formulate recommendations to optimize the system. The Company's project management services enable its customers' resources to be efficiently organized and allocated to specific projects.

  Life Cycle Management Services. The Company's life cycle management service offerings include planning and design of technical architecture, acquisition, deployment, asset management, surplus management, project management and support for the customer's microcomputer systems. The Company's asset management system captures and maintains detailed information about a customer's installed base of microcomputer hardware and software assets and all subsequent service events related to those assets. The system also generates reports and schedules enabling the Company to provide a detailed analysis of a customer's installed base of microcomputer equipment for use in managing asset costs.

  Application Development Services. The Company's application development service offerings include application development for Lotus Notes, Microsoft Access, Visual Basic and other databases, creation of customized automated systems, integration of automated processes and provision of training and education services. Customized automated systems enable customers to create and change the processes used to manage their microcomputer infrastructure, while automated processes provide efficient access to technology procurement, call tracking and asset management. The Company's education services enable customers to outsource registration, course planning, training and proficiency testing.

RENTALS AND LEASING

  As part of its Full Cycle solution, the Company offers its customers the ability to rent and lease new and used equipment. The Company has established separate rental and leasing departments to pursue rental and leasing opportunities and has expanded its relationship with third party financing sources. The Company believes that providing these flexible arrangements not only provides incremental revenues but often serves as an introduction to a potential new customer which can lead to a more significant relationship. For example, the Company's relationship with one of its largest customers began with the rental of a single laptop computer. In addition, as rental and leased equipment is returned at the end of the applicable term, the Company is ensured a dependable source of used equipment for subsequent rental, leasing or sale.

  Rentals and leasing provide customers who desire or require the latest technology with the ability to change their equipment on a more frequent and cost-efficient basis. Rentals also provide a cost-efficient solution for customers' short-term needs as well as immediate access to existing technology until constrained or new products become available. The term of the Company's rental agreements ranges from a few days to twelve months, and rentals often continue after the expiration of the initial term.

  The Company offers leasing arrangements to its customers as an additional financing option, with terms generally ranging from one to three years. Equipment sold pursuant to leasing arrangements is recorded in equipment sales. Leasing revenues generally include a small fee for arranging the third party financing and the Company's portion of the proceeds from remarketing arrangements. The Company typically seeks to limit residual risk associated with its leasing operations and, to that end, has developed nonrecourse third party financing arrangements for its customers. In these arrangements, the third party lessor assumes ownership of the equipment, including any residual value, and the Company enters into remarketing arrangements pursuant to which the Company retains the right to remarket the equipment.

CUSTOMERS, SALES AND MARKETING

  The Company has a broad customer base of primarily Fortune 1000 companies and other large enterprises in a variety of industries, including insurance, information processing, retail, computer products, telecommunications and financial services. The Company also sells microcomputer products to other resellers, distributors and dealers. During Fiscal 1996, indirect sales to State Farm made pursuant to an interim marketing arrangement with IBM, direct sales to State Farm and sales to Sears accounted for 19.4%, 3.3% and 11.2% of the Company's total revenues, respectively. The interim marketing arrangement with IBM was entered into as a result of IBM's recent decision to discontinue direct sales to its corporate customers. All sales under this arrangement were completed during Fiscal 1996. The Company expects that any future sales to State Farm will be made on an open-bid basis.

  The Company focuses its sales and marketing efforts on large corporate accounts, targeting the decision-making executives at these organizations. The Company seeks to use its relationships with its existing customers, manufacturers and other business partners to generate sales opportunities. The Company also leverages its Full Cycle solution, often initially becoming involved in a sale by meeting a particular need of the customer and then seeking to expand the relationship. During 1996, the Company also launched its direct marketing catalog, which the Company believes will provide it with an additional source of lead generation for corporate sales.

  The Company has approximately 100 sales professionals, 43 of whom were hired since June 1996 and over half of whom were hired since January 1996. In addition, during Fiscal 1996, the Company opened five regional offices. While most of the Company's new sales professionals have significant industry experience, a majority of the Company's revenues are currently derived from sales professionals who have been employed by the Company for more than twelve months. The Company believes that even experienced sales representatives require at least six to twelve months after joining the Company to begin generating substantial orders and that the Company therefore has a significant opportunity to realize future growth as the recent additions to its sales force become more productive.

  The Company's sales professionals consist of sales representatives and sales support specialists. The sales representatives are responsible for prospecting new business, maintaining and expanding relationships with current customers, while the sales support specialists ensure customer satisfaction, process particular orders and provide administrative support for the day-to-day management of the account. Sales representatives work in conjunction with personnel from technical services, rental and leasing to market the Company's Full Cycle solution to customers. Sales representatives are equipped with a complete suite of marketing and account management tools which provide information across multiple departments. In particular, sales representatives can obtain current availability and market prices for assessing trade-ins and use of used equipment from the Company's trading desk. The Company also requires sales representatives to attend product and systems educational training, as well as frequent seminars on increasing productivity. All junior sales representatives are assigned a senior sales representative who acts a mentor for further training and development.

DIRECT MARKETING

  The Company recently launched a limited direct marketing effort, releasing its first full-length catalog in November 1996. The catalog targets large and medium sized businesses as well as the growing population of home office users. The Company intends to expand this business slowly and does not currently expect the catalog to account for a significant portion of its business in the near future. However, the Company believes that its direct marketing efforts will generate additional revenues and support the Company's core reseller operations by generating additional sales leads. The catalog builds on the Company's strengths in sourcing new and used products at the lowest available price, fulfilling orders and servicing customers. The direct marketing effort also utilizes the Company's existing operational and distribution facilities. Although the Company must make significant commitments for advertising in connection with its direct marketing efforts certain manufacturers offer joint marketing programs which may reimburse the Company for a portion of these costs. See "Risk Factors--Direct Marketing Effort."

MANAGEMENT INFORMATION SYSTEM

  The Company believes that its ability to provide its Full Cycle solution and meet the needs of its diverse customers is enhanced by its management information system. The Company's management information system is fully integrated, combining accounting, purchasing, inventory control, sales order processing and service work-order management. The management information system is a real-time, on-line system which allows for remote access of customer and product information. The Company upgraded its rental information system in 1996 to provide for the specific needs of its growing rental business. While the Company believes its management information system is adequate for its current needs, the Company is currently in the process of implementing a major upgrade in its management information system to support its growth objectives. In addition to upgrading existing features, the new system will add (i) real-time links to supplier inventory information, (ii) trading partner Electronic Data Interchange ("EDI"), (iii) customer access to order entry and (iv) sophisticated computer telephone integration that will automatically route calls and update the customer database. The new management information system enhancements are expected to improve employee efficiency and increase the level of customer service which the Company can provide. The Company continually evaluates the need to refine and modify its management information system as the Company grows and the needs of its business change. See "Risk Factors--Management Information System Upgrade."

FULFILLMENT

  The Company seeks to provide superior execution and service to its customers, including rapid response to customer calls, quick access to relevant product information, high order fill rates and on-time, accurate shipments. Orders from existing customers are generally received by telephone by the assigned sales support specialist. The sales support specialist assists the customer with product lookups, inventory availability, price inquiries and status of previous orders. As an order is entered, key information, such as product description, price, availability and adjusted gross margin, is provided by the system.

  The Company's objective is to ship substantially all orders received by 5:00 p.m. the same day. When an order is released, it is immediately available for processing at the Company's distribution center. The Company relies on a bar-code-reading system and automated conveyor system for picking, packing and shipping products accurately and cost-effectively. To monitor product inventory, the purchasing staff uses system inventory reports, which provide product inventory levels, six months' sales history, month-to-date and year-to-date sales statistics by SKU number. Buyers analyze current and future inventory positions and profitability potential, particularly with respect to used equipment. The Company's trading group also continually monitors special sourcing and sales opportunities for new and used equipment.

PROPERTIES

  The Company leases a 100,000 square foot distribution center in Des Plaines, Illinois, a suburb of Chicago approximately five miles from O'Hare International airport and approximately fifteen miles from the Company's executive offices. The distribution center supports all of the Company's businesses, including sales, leasing, rental and services. The facility has two dedicated configuration labs which currently can accommodate the configuration of more than 3,000 computer systems in an eight hour shift. One of the configuration labs, which was recently completed, is expected to be dedicated to high volume orders and the assembly of new IBM desktop systems under IBM's Authorized Assembly Program. The distribution center has recently become ISO 9002 certified and is automated to enable same day processing of orders.

  The Company's sales operations are conducted from its executive offices in Inverness, Illinois and through several regional sales offices. The Company's leased facilities include the following:

                LOCATION                                       PRINCIPAL USE
                --------                                       -------------
             Inverness, IL                                   Executive offices
             Plantation, FL                                  Sales office
             Atlanta, GA                                     Sales office
             Indianapolis, IN                                Hardware service
             Baltimore, MD                                   Sales office
             Rockville, MD                                   Sales office
             Walpole, MA                                     Sales office

                LOCATION                                       PRINCIPAL USE
                --------                                       -------------
             Apple Valley, MN                                 Sales office
             St. Louis, MO                                    Sales office
             Omaha, NE                                        Hardware service
             Houston, TX                                      Sales office
             Irving, TX                                       Sales office

  These facilities are leased under various terms. The Company does not anticipate any material difficulty in renewing any of its leases as they expire or securing replacement facilities, in each case on commercially reasonable terms. See "Certain Transactions--Executive Office Lease."

COMPETITION

  The microcomputer market is highly competitive. The Company believes that its ability to compete successfully depends on a number of factors, including pricing, breadth of product and service offerings, sales and marketing efforts, quality and reliability of services, speed of delivery and other support capabilities. In particular, the microcomputer market is characterized by intense price competition, particularly price competition with respect to customers with volume buying power. In order to attract and retain many of its larger customers, the Company frequently must agree to volume discounts and maximum allowable mark-ups which limit margins on sales to such customers.

  The Company competes directly with local, regional and national wholesalers, resellers and mail order providers of microcomputer products and services, including network integrators, and corporate divisions of superstores. Many of the Company's competitors are significantly larger and have substantially greater financial, marketing and other resources than the Company. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, benefit from greater purchasing economies, offer more aggressive hardware and service pricing to their customers, or devote greater resources to the promotion of their products and services. In addition, the computer industry has recently experienced a significant amount of consolidation through mergers and acquisitions. In the future, the Company may face further competition from new market entrants, possible alliances between existing competitors and expanded service offerings from manufacturers. For example, certain computer superstores have expanded their marketing efforts to target segments of the Company's customer base. In addition, from time to time, certain manufacturers have instituted programs for the direct sale of large orders of hardware and software to certain major corporate accounts. These types of programs may continue to be developed and used by various manufacturers. See "Risk Factors--Competition."

EMPLOYEES

  As of December 31, 1996, the Company had 273 full-time employees consisting of the following: 46 service and technical personnel, 100 direct sales and sales support personnel; 36 management personnel; and 91 administrative and distribution personnel. The Company has no collective bargaining agreements and believes its relations with its employees are good.

PATENTS AND TRADEMARKS

  The Company owns no trademarks or patents; however, the Company's various reseller agreements permit the Company to refer to itself as an "authorized dealer" of the products of those manufacturers and to use their trademarks and tradenames for marketing purposes.

LEGAL PROCEEDINGS

  The Company is involved in various legal proceedings that are incidental to the conduct of its business. These proceedings are not, in the opinion of management, material.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

  The executive officers, directors and key employees of the Company are as follows:

            NAME              AGE                    POSITION
            ----              ---                    --------
Anthony R. Graffia...........  48 Chairman and Chief Executive Officer; Director
Anthony R. Graffia II........  26 President; Director
Robert L. Zirk...............  42 Chief Financial Officer; Director
Steven J. Harmantas..........  42 Vice President--Operations
Andrea L. Landwer............  25 Vice President; Co-Director of Dealer Sales
John D. Marks................  37 Vice President--Purchasing
Paul A. Skordilis............  30 Vice President--Corporate Sales
Aladar F. Siles..............  54 General Counsel
Timothy J. Colby.............  32 Director of Direct Marketing
Jaynie L. Falduto............  33 Co-Director of Dealer Sales
Timothy M. Nieder............  33 Co-Director of Leasing
Rosanna Pellegrino...........  32 Director of Services
Douglas M. Steen.............  36 Co-Director of Leasing
Dennis W. Ventler............  57 Director of Rentals

  Mr. Graffia co-founded the Company in July 1978, and served as Chairman and Executive Vice President from 1978 until early 1986 when he assumed the role of President. In January 1997, Mr. Graffia became Chief Executive Officer of the Company. From 1973 to 1978, Mr. Graffia was Treasurer of Mutual Leasing Associates, Inc., a Chicago-based regional leasing company. Prior to 1973, he was a staff auditor with Grant Thornton (f/k/a Alexander Grant & Co.). Mr. Graffia is a Certified Public Accountant.

  Mr. Graffia II has served as President and a director of the Company since January 1997. From May 1990 through January 1997, Mr. Graffia served as Vice President of the Company. During his employment with the Company, Mr. Graffia has been responsible for developing the Company's microcomputer business, initially building its trading operations and overseeing the early development of its rental operations and its technical services business. Mr. Graffia currently oversees substantially all of the operations of the Company.

  Mr. Zirk has served as Chief Financial Officer of the Company since October 1988 and as a director of the Company since January 1997. From March 1987 through October 1988, Mr. Zirk served as Autoelectric Group Controller of Kearney National Corporation, a diversified manufacturer. Mr. Zirk is a Certified Public Accountant and previously was an auditor for KPMG Peat Marwick LLP.

  Mr. Harmantas has served as Vice President--Operations of the Company since December 1996. From January 1996 through December 1996, Mr. Harmantas served as Director of Operations of the Company. From October 1994 through January 1996, Mr. Harmantas served as Director of Operations of Educational Resources, Inc., a distributor of educational software. From April 1994 through October 1994, Mr. Harmantas served as Distribution Center Manager for Colonial Healthcare Supply Company, a healthcare products distributor. From August 1991 through April 1994, Mr. Harmantas served as Operations Manager of CDW Computer Centers, Inc. ("CDW"), a retail and corporate microcomputer reseller.

  Ms. Landwer has served as Vice President and Co-Director of Dealer Sales of the Company since June 1996. Ms. Landwer joined the Company in the purchasing area in December 1993. Ms. Landwer founded the Company's dealer division, which subsequently merged with its trading division. Ms. Landwer currently co-manages the combined division and is responsible for inventory management. Prior to her employment by the Company, Ms. Landwer attended college at Indiana University, graduating in March 1994.

  Mr. Marks has served as Vice President--Purchasing of the Company since December 1996. From March 1995 through December 1996, Mr. Marks served as Director of Purchasing of the Company. From 1993 through March 1995, Mr. Marks was Director of Corporate Accounts of Elek-Tek, Inc., a retail and corporate computer reseller. From 1992 to 1993, he served as President of GEM Specialty Companies, Inc., a specialty food distributor, and during 1991 was a founder of King Seafood Enterprises, an international food distributor. Prior thereto, Mr. Marks was an executive officer and director of CDW.

  Mr. Skordilis has served as Vice President--Corporate Sales since December 1996. From July 1995 through December 1996, Mr. Skordilis served first as Sales Manager and then as Director of Sales of the Company. Prior to joining the Company, Mr. Skordilis held various positions with Elek-Tek, Inc., including Branch Manager and Corporate Sales Manager.

  Mr. Siles has served as General Counsel of the Company since March 1996. Mr. Siles has practiced law in the State of Illinois since 1969. From 1981 through 1996, Mr. Siles practiced as a sole practitioner and from 1974 through 1980, he practiced with the firm of Frankle McKay & Orlikoff. From 1969 through 1974, Mr. Siles served as Assistant State's Attorney in Cook County, Illinois.

  Mr. Colby has served as Director of Direct Marketing of the Company since June 1996. From May 1994 through May 1996, Mr. Colby managed the Midwest and Texas territories for PC Magazine, a Ziff Davis/Softbank publication. From January 1993 through May 1994, Mr. Colby served as the National Sales Manager of Compaq DirectPlus, the direct sales unit of Compaq. Prior thereto, Mr. Colby held various positions with Zenith Data Systems Corporation, a microcomputer product manufacturer, including District Sales Manager and National Sales Manager.

  Ms. Falduto has served as Co-Director of Dealer Sales of the Company since June 1996. From August 1994 through June 1996, Ms. Falduto served as Manager of Dealer Sales. Prior to joining the Company, Ms. Falduto served as a Product Specialist for Comdisco, Inc., a computer leasing services company.

  Mr. Nieder has served as Co-Director of Leasing of the Company since January 1996. From June 1994 through January 1996, Mr. Nieder served as Regional Vice President of LCA Leasing, Inc., a general business equipment lessor, and from 1985 through June 1994, he served as Regional Sales Manager of Textron Financial Corporation, a general equipment lessor and a division of Textron Inc.

  Ms. Pellegrino has served as Director of Services of the Company since November 1996. From July 1994 through February 1996, Ms. Pellegrino served as Practice Director of Professional Services of The Future Now Inc., a microcomputer reseller. From March 1992 through July 1994, she served as Manager of Desktop Implementation of Safety-Kleen, Inc., a manufacturer of solvents and cleaners, and prior thereto, she served as MIS Manager of AGI Incorporated, a commercial printer.

  Mr. Steen has served as Co-Director of Leasing of the Company since May 1996. Prior thereto, Mr. Steen served as Vice President--Leasing Products Division at Comdisco, Inc., where his responsibilities included worldwide management of Comdisco's $1 billion capital equipment portfolio and its Vendor Lease Division.

  Mr. Ventler has served as Director of Rentals of the Company since September 1992. From September 1991 through September 1992, Mr. Ventler served as Sales Manager of Computer Rental Corporation of America, and prior thereto he served as Central Regional Sales Manager of Data Preference Inc., a personal computer rental business.

  Mr. Graffia II and Ms. Landwer are brother and sister and are the children of Mr. Graffia.

TERM OF OFFICE

  The Company's officers are appointed annually by, and serve at the discretion of, the Board of Directors. The Board of Directors currently consists of three members. The Company expects to expand the Board of Directors by adding three independent directors following the consummation of this offering.

COMMITTEES OF THE BOARD OF DIRECTORS

  Executive Compensation Committee. Following the consummation of this offering, the Board of Directors will form the Executive Compensation Committee, a majority of the members of which will be non-employee directors. The Executive Compensation Committee will make recommendations to the full Board of Directors concerning compensation and benefits for executive officers of the Company.

  Audit Committee. Following the consummation of this offering, the Board of Directors will form the Audit Committee, a majority of the members of which will be non-employee directors. The Audit Committee, among other things, will make recommendations concerning the engagement of independent auditors, review the results and scope of the annual audit and other services provided by the Company's independent auditors, and review the adequacy of the Company's internal accounting controls.

  Stock Option Committee. Following the consummation of this offering, the Board of Directors will form the Stock Option Committee, a majority of the members of which will be non-employee directors. The Stock Option Committee will administer the Long-Term Incentive Plan.

DIRECTOR COMPENSATION

  Directors who are not executive officers of the Company will be paid a fee of $1,000 for each board meeting attended in person, and all directors will be reimbursed for travel expenses incurred in connection with attending board and committee meetings. Directors are not entitled to additional fees for serving on committees of the Board of Directors. Pursuant to the terms of the formula program of the Company's Long-Term Incentive Plan, each director of the Company appointed after the completion of this offering who is not otherwise employed by the Company automatically will be granted an option to purchase 3,000 shares of Common Stock upon his or her initial election or re-election to the Board of Directors. The options will have an exercise price equal to the fair market value of the Common Stock on the date of grant, and will be exercisable in equal annual installments over the term to be served beginning on the first anniversary of the date of grant.

EXECUTIVE COMPENSATION

  Summary Compensation Table. The following table sets forth certain information regarding the Company's Chief Executive Officer and the other executive officer who received in excess of $100,000 in compensation during Fiscal 1996 (the "Named Executive Officers").

                                                     ANNUAL
                                                  COMPENSATION
                                               -------------------  ALL OTHER
NAME AND PRINCIPAL POSITION                     SALARY    BONUS    COMPENSATION
---------------------------                    -------- ---------- ------------
Anthony R. Graffia(1)......................... $366,666 $      --    $45,582(2)
 Chairman and Chief Executive Officer
Anthony R. Graffia II(1)......................  427,983  2,000,000       --
 President

--------
(1) The Company has entered into agreements, effective as of the closing of this offering through December 31, 1998, with Messrs. Graffia and Graffia II, which provide these two executives with annual base compensation in the aggregate of $850,000 and annual bonus compensation up to an aggregate of $850,000.
(2) Includes $15,050 of premiums paid under a split dollar life insurance policy and $22,274 of automobile related expenses.

LONG-TERM INCENTIVE PLAN

  The Company has adopted the Hartford Computer Group, Inc. Long-Term Incentive Plan (the "Long-Term Incentive Plan"). The Long-Term Incentive Plan is designed to enhance the long-term profitability and stockholder value of the Company by offering Common Stock, Common Stock-based and other performance incentives to those individuals who are key to the growth and success of the Company, to attract and retain employees with experience and ability on a basis competitive with industry practice and to encourage employees to acquire and maintain stock ownership in the Company.

  The Long-Term Incentive Plan is administered by the Stock Option Committee, which, except for the formula program (the "Formula Program") noted below for non-employee directors, has exclusive authority to grant awards under the Long-Term Incentive Plan and to make all interpretations and determinations affecting the Long-Term Incentive Plan. The Stock Option Committee has the discretion to determine the individuals to whom Awards (as defined below) are granted, the amount of such Award, any applicable vesting schedule and other terms of any Award.

  Participation in the Long-Term Incentive Plan is limited to employees, consultants, advisors and independent contractors of the Company who are selected from time to time by the Stock Option Committee. In addition, non-employee directors automatically participate in the Formula Program. Awards under the Long-Term Incentive Plan may be in the form of stock options (including both incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code and nonqualified stock options), stock awards, restricted stock grants, stock appreciation rights ("SARs") and performance awards (collectively, "Awards"). Any Award issued under the Long-Term Incentive Plan that is forfeited, expired, canceled or terminated prior to vesting or exercise will again become available for grant under the Long-Term Incentive Plan.

  The Long-Term Incentive Plan also includes the Formula Program. The Formula Program provides for the automatic grant of options to purchase shares of Common Stock to nonemployee directors of the Company. Pursuant to the terms of the Formula Program, each director of the Company who is not otherwise employed by the Company automatically will be granted an option to purchase 3,000 shares of Common Stock upon his or her initial election to the Board of Directors and 3,000 shares upon his or her reelection to the Board of Directors. The option will vest in three annual installments of 1,000 shares each, with the first such installment to vest on the first anniversary of the option grant date.

  The maximum number of shares of Common Stock authorized to be issued and sold under the Long-Term Incentive Plan is 1,000,000 shares, of which 595,500 have been granted at a weighted average exercise price of $12.00 per share. In the event of any stock dividend, stock split, recapitalization, merger, other change in the capitalization of the Company or similar corporate transaction or event affecting the Common Stock the Stock Option Committee may make appropriate adjustments to the Awards. Alternatively, the Company may accelerate the timing of the exercise of any Awards or cancel any Award and provide instead for the payment to the participant of cash in an amount equal to the economic value of the Award at the time of cancellation.

                             CERTAIN TRANSACTIONS

  Executive Office Lease. The Company's facility in Inverness, Illinois is leased to the Company by a trust, the beneficiary of which is Inverness Investments, a partnership controlled by Messrs. Graffia and Graffia II and Ms. Landwer. The leases for various portions of the facility commenced September 1994 and October 1985 and expire on September 30, 1999. The facility consists of an aggregate of approximately 16,000 square feet, and the monthly payments under the lease, which include rent and certain utilities, taxes and other charges, currently aggregate approximately $40,000, subject to adjustments based on increases in the Consumer Price Index, taxes and certain other items. The Company believes that the terms of this lease are no less favorable to the Company than could have been obtained from unaffiliated parties at the time of execution.

  Boat Charter. Prior to consummation of this offering, the Company chartered a boat from a partnership which is an affiliate of Messrs. Graffia and Graffia II and Ms. Landwer. The charter, which provided for monthly rent of approximately $16,000, will be terminated effective immediately upon consummation of this offering. The Company may in the future, on an event by event basis, charter the boat upon terms no less favorable than could be obtained from unaffiliated parties.

  Employment Relationships. Anthony R. Graffia's daughter and son-in-law, Andrea L. Landwer and Mark A.B. Landwer, are employed by the Company on a full-time basis. Their combined salaries and bonuses for Fiscal 1996 aggregated $1.8 million. Ms. Landwer and Mr. Landwer have entered into compensation agreements with the Company, effective as of the closing of this offering through December 31, 1997, which provide them with annual salary in the aggregate amount of $500,000 and annual bonus compensation up to an additional $250,000.

  Certain Legal Proceedings. In early 1994, North Shore Computers, Inc., an affiliate of the Company ("North Shore"), acquired all of the assets of a computer distributor based in Milwaukee, Wisconsin for approximately $400,000 and a contingent payment and an earn-out amount capped at an aggregate of $400,000. The business conducted by North Shore thereafter rapidly declined, and on May 27, 1994, an involuntary bankruptcy petition was filed in the U.S. Bankruptcy Court, Eastern District of Wisconsin by three unsecured creditors of North Shore. A trustee was thereafter appointed to supervise the affairs of North Shore. In December 1995, the trustee filed suit against the Company in the bankruptcy court to recover (i) certain amounts alleged to constitute preferential payments and other improper transfers to the Company by North Shore in the amount of approximately $1.0 million and (ii) $2.5 million for the alleged fraudulent transfer of the assets of North Shore to the Company. In February 1996, the trustee filed suit against Anthony R. Graffia, the sole director of North Shore, alleging breaches of fiduciary duty by Mr. Graffia and violations of 18 U.S.C. (S)(S) 1961-1968 and seeking damages totaling $5.0 million plus attorneys' fees. In January 1997, the Company paid $450,000 in settlement of all claims against it and Mr. Graffia. The Company had previously fully reserved for this settlement amount and related costs and expenses. The Company expects to receive approximately $100,000 from the bankruptcy estate in connection with its unsecured claims against North Shore.

  In 1990, the Minnesota Commission of Commerce, acting as receiver of Diversified Insurers Company ("Diversified"), filed a civil suit alleging violations of 18 U.S.C. (S)(S) 1961-1968 against numerous defendants, including, among others, the Company, Anthony R. Graffia, Paul W. Graffia (a former employee of an affiliate of the Company and the brother of Anthony R. Graffia) and HCG Financial Services, Inc. (a former affiliate of the Company ("HCG")). The complaint alleged that the defendants acted together in a scheme to artificially inflate the capital of Diversified. The complaint against the Company, Anthony R. Graffia, Paul W. Graffia and HCG was based primarily on the actions of Paul W. Graffia, who was discharged from any position of responsibility with the Company and its affiliate soon after the complaint was filed. The suit sought more than $8.8 million in damages from the defendants. The Company, Anthony R. Graffia, Paul W. Graffia and HCG settled all claims against them in August 1993 for a total payment of $115,000.

  Certain Advances. As of December 31, 1996, there were outstanding advances payable by the Company to Mr. Graffia II and Ms. Landwer in the amount of $314,000 and $96,000, respectively. As of December 31, 1996, there were outstanding advances payable by Mr. Graffia to the Company in the amount of $304,000. All of these advances will be repaid prior to consummation of this offering.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of Common Stock as of January 28, 1997, and as adjusted to reflect the sale of the shares offered hereby, by: (i) each stockholder of the Company, including the Selling Stockholder, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated in the footnotes to the table set forth below, each person or entity named below has an address in care of the Company's principal executive offices. The Company believes that each person or entity named below has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such holder, subject to community property laws where applicable.

                          SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                              OWNED PRIOR                             OWNED
                              TO OFFERING          NUMBER OF     AFTER OFFERING
                          ----------------------- SHARES BEING -----------------------
    NAME AND ADDRESS        NUMBER     PERCENT     OFFERED(1)    NUMBER     PERCENT
    ----------------      ------------ ---------- ------------ ------------ ----------
Anthony R. Graffia......     8,387,660     85.7%    875,000       7,512,660     60.6%
Anthony R. Graffia II...       953,882      9.8         --          953,882      7.7
Andrea L. Landwer.......       438,646      4.5         --          438,646      3.5
Robert L. Zirk (2)......           --     --            --              --     --
All directors and execu-
 tive officers as a
 group (3 persons)......     9,341,542     95.5%    875,000       8,466,542     68.3%

--------
(1) Excludes 131,250 shares which are subject to the Underwriters' over-allotment option.
(2) Does not include 45,000 shares issuable upon exercise of options, none of which is exerciseable within 60 days of the date hereof.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"). Prior to the consummation of this offering, the Company will have 9,780,188 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. Upon completion of this offering, the Company will have 12,405,188 shares of Common Stock outstanding. As of January 28, 1997, there were three record holders of Common Stock.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share for the election of directors and all other matters submitted for stockholder vote, except matters submitted to the vote of another class or series of shares. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voting for the election of directors can elect all of the directors if they choose to do so. The holders of Common Stock are entitled to dividends in such amounts and at such times, if any, as may be declared by the Board of Directors out of funds legally available therefor. The Company has not paid any dividends on its Common Stock, other than dividends paid in connection with the Company's S corporation status, is currently prohibited from paying cash dividends on its Common Stock pursuant to the terms of its Line of Credit and does not anticipate paying any cash dividends on such stock in the foreseeable future. See "S Corporation Dividend" and "Dividend Policy." Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payments to creditors. The Common Stock is not redeemable and has no preemptive or conversion rights.

  The rights of the holders of Common Stock are subject to the rights of the holders of any Preferred Stock which may, in the future, be issued. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company in this offering when issued will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE ILLINOIS BUSINESS CORPORATION ACT

  Following this offering, the Company will be subject to Section 7.85 of the Business Corporation Act of Illinois ("Section 7.85"). Section 7.85 prohibits a publicly-held Illinois corporation from engaging in a "business combination" with an "interested stockholder," unless the proposed "business combination" receives (i) the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the corporation entitled to vote generally in the election of directors (the "Voting Shares"), voting together as a single class and (ii) the affirmative vote of a majority of the combined voting power of the then outstanding Voting Shares held by disinterested stockholders voting together as a single class. For purposes of Section 7.85 and Section 11.75 described below, a

"business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder and, for purposes of Section 7.85, an "interested stockholder" is a person who, together with affiliates and associates, owns (or, within the prior two years, did own) directly or indirectly 10% or more of the combined voting power of the outstanding Voting Shares.

  Further, the Company is also subject to Section 11.75 of the Business Corporation Act of Illinois ("Section 11.75") which prohibits "business combinations" with "interested stockholders" for a period of three years following the date that such stockholder became an "interested stockholder," unless (i) prior to such date, the Board of Directors approved the "business combination" or the transaction which resulted in the stockholder becoming an "interested stockholder," or (ii) upon consummation of such transaction, the "interested stockholder" owned at least 85% of the Voting Shares outstanding at the time such transaction commenced (excluding shares owned by directors who are also officers and shares reserved under an employee stock plan), or
(iii) on or after such date, the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of the stockholders (and not by written consent) by at least 66 2/3% of the outstanding Voting Shares not owned by the "interested stockholder." For purposes of Section 11.75, an "interested stockholder" is a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% of the Voting Shares.

LIMITATION OF LIABILITY AND INDEMNIFICATION

  Limitation of Liability. As permitted by the Illinois Business Corporation Act, the Company's Articles of Incorporation provide that directors shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 8.65 of the Illinois Business Corporation Act or (iv) for any transaction from which the director derives an improper personal benefit. In addition, the Company's Amended and Restated By-laws (the "By-laws") provide that the Company shall, to the fullest extent authorized by the Illinois Business Corporation Act, as amended from time to time, indemnify all directors and officers and may, at the election of the Company as determined by the Board of Directors, indemnify all other persons serving at the request of the Company as a director, officers, employee or agent of another corporation or of a partnership, trust or other enterprise.

  Indemnification. The Company's Articles of Incorporation provide that directors and officers shall be indemnified by the Company to the fullest extent authorized by Illinois law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The Articles of Incorporation also authorize the Company to enter into one or more agreements with any person that provide for indemnification greater or different from that provided in the Articles of Incorporation. The Company has entered into indemnification agreements with all current members of the Board of Directors and executive officers. The Company believes that these provisions and agreements are desirable to attract and retain qualified directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is                .

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 12,405,188 shares of Common Stock outstanding. Of these shares, the 3,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

  The remaining 8,905,188 shares of Common Stock are deemed "Restricted Shares" under Rule 144. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the effective date of this offering (the "Lock-Up Period") without the prior written consent of Alex. Brown & Sons Incorporated. Alex. Brown & Sons Incorporated, in its discretion, may waive the foregoing restriction in whole or in part, with or without a public announcement of such action. Because of these restrictions, on the date of this Prospectus, no shares other than the 3,500,000 shares offered hereby will be eligible for sale. Beginning after the expiration of the Lock-Up Period (or earlier with the written consent of Alex. Brown & Sons Incorporated) all 8,905,188 Restricted Shares will become available for sale in the public market, subject to Rule 144 and Rule 701 of the Securities Act.

  In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this offering, a person (or persons whose shares are aggregated) who has beneficially owned "restricted" shares for at least two years, including a person who may be deemed an Affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then-outstanding shares of Common Stock of the Company (approximately 124,000 shares after giving effect to this offering) or the average weekly trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k) of the Securities Act, a person who is not an Affiliate of the Company at any time during at least 90 days preceding a sale, and who has beneficially owned shares for at least three years, would be entitled to sell such shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act.

  Rule 701 under the Securities Act provides that shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than Affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by Affiliates, beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its two-year minimum holding period. The Company intends to register on a registration statement on Form S-8, within 90 days of the effective date of this offering, all 1,000,000 shares of Common Stock reserved for issuance under the Long-Term Incentive Plan.

                                 UNDERWRITING

  Subject to certain terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Robertson, Stephens & Company LLC and Piper Jaffray Inc., have severally agreed to purchase from the Company and the Selling Stockholder the following respective number of shares of Common Stock at the initial public offering price per share less the underwriting discounts and commissions set forth on the cover of this Prospectus:

                                                                      NUMBER OF
        UNDERWRITERS                                                   SHARES
        ------------                                                  ---------
Alex. Brown & Sons Incorporated......................................
Robertson, Stephens & Company LLC....................................
Piper Jaffray Inc....................................................
                                                                      ---------
Total................................................................ 3,500,000
                                                                      =========

  The Underwriting Agreement provides that the obligations of the several Underwriters are subject to approval of certain conditions precedent and that the Underwriters will purchase all shares of Common Stock offered hereby if any of such shares are purchased.

  The Company and the Selling Stockholder have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the Shares to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not
in excess of $   per share. The Underwriters may allow, and such dealers may
re-allow, a concession not in excess of $    per share to certain other
dealers. After the public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company and the Selling Stockholder have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 525,000 additional shares at the offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. Up to 393,750 of the shares covered by such option will be made available by the Company, and up to an additional 131,250 shares will be made available by the Selling Stockholder. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares to be purchased by it shown in the above table bears to 3,500,000 and the Company and the Selling Stockholder will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the 3,500,000 shares are being offered.

  The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act.

  The Company and each of its stockholders (holding, in the aggregate, 8,905,188 shares of Common Stock upon consummation of this offering) have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into or exchangeable or exerciseable for shares of Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated, except that the Company may issue and grant options to purchase shares of Common Stock under the Long-Term Incentive Plan, and individual stockholders may dispose of shares of Common Stock under certain circumstances, provided that the transferee agrees to be bound by the terms of such agreement. See "Shares Eligible for Future Sale."

  The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiation among the Company and the Representatives of the Underwriters. Among the factors to be considered in such negotiations will be prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives of the Underwriters believed to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant. See "Risk Factors--No Prior Public Market; Possible Volatility of Stock Price."

  The Underwriters have reserved for sale, at the initial public offering price, up to % of the shares of Common Stock offered hereby for certain employees, customers and vendors of the Company, and certain other individuals and entities, who have expressed an interest in purchasing such shares of Common Stock in this offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Sachnoff & Weaver, Ltd., Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Winston & Strawn, Chicago, Illinois.

                                    EXPERTS

  The balance sheets as of January 31, 1996, and December 31, 1996, and the statements of operations, stockholders' equity and cash flows for the years ended January 31, 1995 and 1996, and for the eleven months ended December 31, 1996 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Anderson LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                            ADDITIONAL INFORMATION

  The Company has filed through the Electronic Data Gathering, Analysis and Retrieval System with the Commission in Washington, D.C. 20549, a Registration Statement, of which this Prospectus constitutes a part, on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Registration Statement, including the exhibits and schedules thereto, is also available at the Commission's site on the World Wide Web at http//www.sec.gov.

                         HARTFORD COMPUTER GROUP, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Public Accountants (Arthur Andersen LLP)........... F-2
Balance Sheets as of January 31, 1996 (Fiscal 1995), and December 31,
 1996 (Fiscal 1996)...................................................... F-3
Statements of Operations for the years ended January 31, 1995 (Fiscal
 1994) and 1996 (Fiscal 1995), and for the eleven months ended December
 31, 1996 (Fiscal 1996).................................................. F-5
Statements of Stockholders' Equity for the years ended January 31, 1995
 (Fiscal 1994) and 1996 (Fiscal 1995), and for the eleven months ended
 December 31, 1996 (Fiscal 1996)......................................... F-6
Statements of Cash Flows for the years ended January 31, 1995 (Fiscal
 1994) and 1996 (Fiscal 1995), and for the eleven months ended December
 31, 1996 (Fiscal 1996).................................................. F-7
Notes to Financial Statements............................................ F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Hartford Computer Group, Inc.:

  We have audited the accompanying balance sheets of HARTFORD COMPUTER GROUP, INC. (an Illinois corporation) as of January 31, 1996, and December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for the years ended January 31, 1995 (fiscal 1994) and 1996 (fiscal 1995), and the eleven months ended December 31, 1996 (fiscal 1996). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartford Computer Group, Inc. as of January 31, 1996, and December 31, 1996, and the results of its operations and its cash flows for the years ended January 31, 1995 and 1996, and the eleven months ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Chicago, Illinois,
January 29, 1997

                         HARTFORD COMPUTER GROUP, INC.

                                 BALANCE SHEETS

   AS OF JANUARY 31, 1996 (FISCAL 1995), AND DECEMBER 31, 1996 (FISCAL 1996)
                             (DOLLARS IN THOUSANDS)

                            ASSETS                               1995    1996
                            ------                              ------- -------
Current Assets
  Cash and cash equivalents.................................... $   883 $ 3,346
  Accounts receivable--
    Trade, net of allowance for doubtful accounts of $589 and
     $706,
     respectively..............................................  21,813  32,756
    Stock subscription receivable..............................     750     --
  Inventory....................................................  16,624  32,228
  Net investment in sales-type leases--current portion.........   1,426   1,843
  Advances to stockholders.....................................   1,461     304
  Refundable income taxes......................................     711     711
  Prepaid expenses and deposits................................     658     321
                                                                ------- -------
      Total current assets.....................................  44,326  71,509
                                                                ------- -------
Rental Equipment, at cost, net of accumulated depreciation of
 $2,969 and $4,603, respectively...............................   5,854   4,515
                                                                ------- -------
Property and Equipment, at cost, net of accumulated deprecia-
 tion and amortization of $3,134 and $3,926, respectively......   2,581   4,181
                                                                ------- -------
Net Investment in Sales-Type Leases............................   1,538   4,188
                                                                ------- -------
Deferred Income Taxes..........................................     580     --
                                                                ------- -------
Other Assets...................................................      59     231
                                                                ------- -------
                                                                $54,938 $84,624
                                                                ======= =======

  The accompanying notes to financial statements are an integral part of these balance sheets.

                         HARTFORD COMPUTER GROUP, INC.

                                 BALANCE SHEETS

   AS OF JANUARY 31, 1996 (FISCAL 1995), AND DECEMBER 31, 1996 (FISCAL 1996)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              PRO FORMA
                                                             ADJUSTMENTS  PRO FORMA
    LIABILITIES AND STOCKHOLDERS' EQUITY      1995    1996      1996         1996
-------------------------------------------- ------- ------- -----------  ----------
                                                             (UNAUDITED)  (UNAUDITED)
Current Liabilities
  Line of credit with vendor/customer....... $15,964 $ 1,937
  Current portion of long-term liabilities--
    Notes payable to bank...................      30     112
    Capital lease obligation to affiliate...     180     202
    Discounted lease rentals................   1,384   3,655
  Advances from stockholders................   1,409     410
  Trade accounts payable--
    Interest bearing........................  14,856  36,894
    Non-interest bearing....................   9,914  23,620
  Accrued liabilities and other.............   2,660   6,119
  Deferred income taxes.....................      83     --
                                             ------- -------
      Total current liabilities.............  46,480  72,949
                                             ------- -------
Long-Term Liabilities
  Notes payable to bank.....................      60     177
  Capital lease obligation to affiliate.....     634     448
  Discounted lease rentals..................   1,259   2,087
                                             ------- -------
      Total long-term liabilities...........   1,953   2,712
                                             ------- -------
Commitments and Contingent Liabilities
Stockholders' Equity
  Preferred stock, $0.01 par value;
   1,000,000 shares authorized, no shares
   issued and outstanding...................     --      --
  Common stock, $0.01 par value; 20,000,000
   shares authorized; 9,780,188 shares
   issued and outstanding...................      98      98        3         101
  Additional paid-in capital................   2,842   2,842    4,997       7,839
  Retained earnings.........................   3,565   6,023   (5,000)      1,023
                                             ------- -------   ------       -----
      Total stockholders' equity............   6,505   8,963        0       8,963
                                             ------- -------   ------       -----
                                             $54,938 $84,624
                                             ======= =======

  The accompanying notes to financial statements are an integral part of these balance sheets.

                         HARTFORD COMPUTER GROUP, INC.

                            STATEMENTS OF OPERATIONS

   FOR THE YEARS ENDED JANUARY 31, 1995 (FISCAL 1994) AND 1996 (FISCAL 1995),
        AND FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 1996 (FISCAL 1996)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   1994      1995       1996
                                                  -------  --------  ----------
Revenues
  Equipment sales................................ $64,362  $128,111  $  243,177
  Technical services and equipment rentals.......   8,661     9,147       9,969
                                                  -------  --------  ----------
    Total revenues...............................  73,023   137,258     253,146
                                                  -------  --------  ----------
Cost of Revenues
  Equipment cost.................................  58,976   114,478     214,541
  Technical services and depreciation on rental
   equipment.....................................   3,945     5,329       6,455
                                                  -------  --------  ----------
    Total cost of revenues.......................  62,921   119,807     220,996
                                                  -------  --------  ----------
    Gross profit.................................  10,102    17,451      32,150
                                                  -------  --------  ----------
Operating Expenses
  Selling, general and administrative............   8,510    14,195      22,835
  Commissions....................................     792     1,342       2,437
                                                  -------  --------  ----------
    Total operating expenses.....................   9,302    15,537      25,272
                                                  -------  --------  ----------
    Income from operations.......................     800     1,914       6,878
                                                  -------  --------  ----------
Other Expenses
  Interest expense...............................   1,004     2,483       3,284
  Reserve for litigation settlement..............     190       --          525
                                                  -------  --------  ----------
    Total other expenses.........................   1,194     2,483       3,809
                                                  -------  --------  ----------
    Income (loss) before provision (benefit) for
     income taxes................................    (394)     (569)      3,069
Provision (Benefit) for Income Taxes.............    (153)     (221)        611
                                                  -------  --------  ----------
Net Income (Loss)................................ $  (241) $   (348) $    2,458
                                                  =======  ========  ==========
Pro Forma Income Data (Unaudited)
  Income before provision for income taxes, as
   reported......................................                    $    3,069
  Adjustment for employee compensation expense...                         3,180
  Adjustment for boat lease rentals paid to the
   stockholders..................................                           174
  Adjustment for automobile expenses of stock-
   holders.......................................                            45
                                                                     ----------
  Pro forma income before pro forma provision for
   income taxes..................................                         6,468
  Pro forma provision for income taxes...........                         2,546
                                                                     ----------
  Pro forma net income...........................                    $    3,922
                                                                     ----------
  Pro forma net income per common share .........                    $     0.38
                                                                     ==========
  Pro forma weighted average number of common
   shares outstanding............................                    10,232,621
                                                                     ==========

  The accompanying notes to financial statements are an integral part of these statements.

                         HARTFORD COMPUTER GROUP, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

   FOR THE YEARS ENDED JANUARY 31, 1995 (FISCAL 1994) AND 1996 (FISCAL 1995),

        AND FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 1996 (FISCAL 1996)
                             (DOLLARS IN THOUSANDS)

                             COMMON STOCK    ADDITIONAL              TOTAL
                           -----------------  PAID-IN   RETAINED STOCKHOLDERS'
                            SHARES   DOLLARS  CAPITAL   EARNINGS    EQUITY
                           --------- ------- ---------- -------- -------------
Balance at January 31,
 1994..................... 8,441,040   $85     $1,208    $4,154     $5,447
  Net loss................       --    --         --       (241)      (241)
                           ---------   ---     ------    ------     ------
Balance at January 31,
 1995..................... 8,441,040    85      1,208     3,913      5,206
  Stock issuance.......... 1,339,148    13      1,634       --       1,647
  Net loss................       --    --         --       (348)      (348)
                           ---------   ---     ------    ------     ------
Balance at January 31,
 1996                      9,780,188    98      2,842     3,565      6,505
  Net income..............       --    --         --      2,458      2,458
                           ---------   ---     ------    ------     ------
Balance at December 31,
 1996..................... 9,780,188   $98     $2,842    $6,023     $8,963
                           =========   ===     ======    ======     ======



  The accompanying notes to financial statements are an integral part of these statements.

                         HARTFORD COMPUTER GROUP, INC.

                            STATEMENTS OF CASH FLOWS

   FOR THE YEARS ENDED JANUARY 31, 1995 (FISCAL 1994) AND 1996 (FISCAL 1995),
        AND FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 1996 (FISCAL 1996)
                             (DOLLARS IN THOUSANDS)

                                                     1994      1995      1996
                                                   --------  --------  --------
Cash Flows from Operating Activities:
  Net income (loss)..............................  $   (241) $   (348) $  2,458
  Adjustments to reconcile net income (loss) to
   net cash and cash equivalents provided by
   (used in) operating activities--
    Depreciation and amortization................     2,176     2,467     3,430
    Amortization of unearned income and deferred
     finance charges ............................       (95)      (83)      (41)
    Sales-type rentals received..................     1,797     1,923     2,845
    Deferred income taxes........................      (574)      490       497
    Stock compensation expense...................       --        897       --
    Changes in assets and liabilities--
      Trade accounts receivable, net.............    (4,499)  (14,843)  (10,943)
      Inventory..................................   (15,387)    5,685   (15,604)
      Refundable income taxes....................       --       (711)      --
      Prepaid expenses and deposits..............       177        63       337
      Trade accounts payable.....................    26,882    (5,399)   35,744
      Accrued liabilities and other..............      (672)      138     3,459
                                                   --------  --------  --------
        Net cash and cash equivalents provided by
         (used in) operating activities..........     9,564    (9,721)   22,182
                                                   --------  --------  --------
Cash Flows from Investing Activities:
  Purchases of rental equipment, net.............    (5,730)   (5,711)   (6,753)
  Purchases of property and equipment, net.......      (599)   (1,460)   (2,466)
  Increase in other assets.......................       --        --       (172)
                                                   --------  --------  --------
        Net cash and cash equivalents used in
         investing activities....................    (6,329)   (7,171)   (9,391)
                                                   --------  --------  --------
Cash Flows from Financing Activities:
  Proceeds from line of credit with
   vendor/customer...............................     9,206    52,573    53,817
  Repayments of line of credit with
   vendor/customer...............................   (11,039)  (39,029)  (67,844)
  Proceeds from notes payable to bank............        45        96       253
  Repayments of notes payable to bank............       (18)      (33)      (54)
  Payment of capital lease obligation to affili-
   ate...........................................       (53)     (158)     (164)
  Proceeds from discounted lease rentals.........     1,374     2,144     5,355
  Rentals paid by lessees to financing institu-
   tions on discounted leases....................    (1,635)   (1,259)   (2,599)
  Advances (to) from stockholders................      (311)    1,262       158
  Proceeds from sales of stock...................       --        --        750
                                                   --------  --------  --------
        Net cash and cash equivalents provided by
         (used in) financing activities..........    (2,431)   15,596   (10,328)
                                                   --------  --------  --------
Increase (Decrease) in Cash and Cash Equiva-
 lents...........................................       804    (1,296)    2,463
Cash and Cash Equivalents, beginning of year.....     1,375     2,179       883
                                                   --------  --------  --------
Cash and Cash Equivalents, end of year...........  $  2,179  $    883  $  3,346
                                                   ========  ========  ========
Supplemental Disclosure of Cash Flow Information:
  Cash paid during the year for--
    Interest.....................................  $    889  $  2,314  $  3,211
    Income taxes.................................       523       541        16
                                                   ========  ========  ========

  The accompanying notes to financial statements are an integral part of these statements.

                         HARTFORD COMPUTER GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS

        JANUARY 31, 1995 (FISCAL 1994), JANUARY 31, 1996 (FISCAL 1995)
                      AND DECEMBER 31, 1996 (FISCAL 1996)

1. DESCRIPTION OF THE BUSINESS

  Hartford Computer Group, Inc. (the "Company"), is a full cycle computer reseller engaged in the sale, service, support, leasing and rental of new and used computer equipment. The Company sells its products and services to a wide range of customers primarily throughout the United States.

  Effective February 1, 1996, the Company changed its fiscal year-end from January 31 to December 31 concurrent with a change in tax status from a "C" corporation to an "S" corporation (see Note 9). Accordingly, the Company's Fiscal 1994 and 1995 include the twelve month periods ended January 31, 1995 and 1996, respectively; the Company's Fiscal 1996 includes the eleven months ended December 31, 1996.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A summary of significant accounting policies applied in the preparation of the financial statements is as follows:

 Cash and Cash Equivalents

  The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

 Concentration of Credit Risk

  Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash investments and trade accounts receivable. The Company has cash investment policies that limit cash investments to short-term investment-grade instruments. With respect to trade accounts receivable, the Company performs ongoing credit evaluations of its customers' financial condition and requires letters of credit whenever deemed necessary. In addition, the Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

 Stock Subscription Receivable

  During Fiscal 1995, the Company issued 1,339,148 shares of common stock to the existing stockholders. The purchase price was equal to book value at the date of issuance, for aggregate consideration of approximately $750,000. The subscription receivable related to the issuance of this common stock was paid in its entirety during April 1996. There were no subscription receivables outstanding as of Fiscal 1996 year-end.

  The Company estimated the fair market value of the common stock at the time of issuance to equal book value. Accordingly, no compensation had been recorded in connection with the transaction. Subsequently, the Company engaged an independent appraiser to perform a valuation of the Company's common stock as of the date of the issuance of the 1,339,148 shares. Based upon the results of the independent valuation, the Company reflected compensation expense on the stock transaction of $897,000, net of an income tax benefit of $348,000, in Fiscal 1995.

                         HARTFORD COMPUTER GROUP, INC.

 Inventory

  Inventory of computer equipment is stated at the lower of cost or market. Cost is determined using the weighted-average method. At Fiscal 1995 and 1996 year-end, inventory was composed of the following (in thousands):

                                                                 1995    1996
                                                                ------- -------
      New personal computer equipment.......................... $15,377 $30,506
      Used personal computer equipment.........................     307   1,064
      Mainframe equipment......................................     588     166
      Service parts............................................     326     421
      Other....................................................      26      71
                                                                ------- -------
                                                                $16,624 $32,228
                                                                ======= =======

 Rental Equipment

  The Company rents personal computer equipment ("rental equipment") to customers under operating rental arrangements generally ranging from one week to one year. Rental equipment is stated at purchased cost. Depreciation is computed using the straight-line method over a 3 year period. Depreciation expense was $1,814,000, $1,878,000 and $2,564,000 for Fiscal 1994, 1995 and
1996, respectively.

 Property and Equipment

  Property and equipment are stated at cost and include assets held under capital leases. Major renewals and betterments are capitalized, while maintenance and repairs which do not substantially improve or extend the useful lives of the respective assets are expensed currently. When properties are disposed of, the related costs and accumulated depreciation and amortization are removed from the accounts and any gain or loss is reflected in income. The cost of property and equipment is depreciated using the straight-line method over the following estimated useful lives:

      ASSET DESCRIPTION                                              ASSET LIFE
      -----------------                                              -----------
      Property under capital leases................................. 14-15 years
      Leasehold improvements........................................   3-5 years
      Warehouse equipment...........................................     5 years
      Computer equipment............................................     5 years
      Furniture and fixtures........................................   5-7 years
      Automobiles...................................................     5 years

 Lease Accounting

  Completed lease transactions are classified as either operating or sales-type leases in accordance with Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." Sales-type leases are defined as those leases which transfer substantially all of the benefits and risks of ownership of the equipment to the lessee. The Company utilizes information provided by independent third parties and internal estimates to establish the residual value at lease expiration.

 Equipment Allowances on Sales-Type Leases

  The Company periodically reviews its estimates of residual values in light of current market factors. The Company establishes allowances in cases in which a decrease in the estimated residual value is determined to be permanent. Net investment in sales-type leases in the accompanying balance sheets is net of equipment allowances of $27,000 and $71,000 for Fiscal 1995 and 1996, respectively.

                         HARTFORD COMPUTER GROUP, INC.

 Investment in Restricted Equity Securities of a Vendor

  During Fiscal 1996, the Company invested in certain equity securities of a vendor, the disposal of which by the Company is restricted by Securities and Exchange Commission ("SEC") regulations for a two year period from the date of acquisition. Accordingly, the investment in restricted equity securities is reported at the purchase cost of $150,000 and is included in other assets in the accompanying balance sheet as of Fiscal 1996 year-end. The quoted market value of the unrestricted, but otherwise comparable, equity securities is approximately $1.3 million at Fiscal 1996 year-end. In the year in which the restriction will be lifted, the Company will classify these equity securities as available for sale in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

 Compensated Absences

  The Company accrues a liability for amounts to be paid as a result of employees' rights to compensated absences, considering anticipated forfeitures, in the year in which earned.

 Returns and Allowances

  As is typical of the microcomputer industry, the Company incurs expenses as a result of the return of products by customers. The Company estimates an allowance for returns.

 Disclosures about Fair Value of Financial Instruments

  The following methods and assumptions were used to estimate the fair value of each class of financial instrument held by the Company:

  Current Assets and Current Liabilities--The carrying value approximates fair value due to the short maturity of these items.

  Long-Term Debt--The fair value of the Company's long-term debt is based on secondary market indicators. Since the Company's debt is not publicly quoted, estimates are based on each obligation's characteristics, including remaining maturities, interest rate, credit rating, collateral, amortization schedule and liquidity. The carrying amount approximates fair value.

 Revenue Recognition

  Revenues from the sales of equipment and the related direct costs are included in income at the time of shipment to the customer. Revenues from operating leases, which are included in technical services and equipment rentals, are recognized on a monthly basis. Revenues from sales-type leases are recognized at the time of shipment to the customer in an amount equal to the present value of the total lease payments. The difference between the revenue recognized at the time of shipment to the customer and the total lease payments is recognized over the lease term to produce a constant percentage return on investment. Technical service revenues include fees related to customer service agreements. Revenues associated with these agreements are recognized ratably over their term, which is typically for a period of one year.

 Significant Customers

  The Company's revenues are derived primarily from sales of microcomputers, network hardware, peripherals and software to a large customer base. Sales to Sears, Roebuck & Co. ("Sears") accounted for 16.9% of the Company's total revenues during Fiscal 1994. There were no individual customers to whom sales accounted for 10% or more of the Company's total revenues during Fiscal 1995. During Fiscal 1996, the Company entered into an interim joint marketing arrangement with International Business Machines Corporation ("IBM"). In connection with the interim joint marketing arrangement, IBM subcontracted

                         HARTFORD COMPUTER GROUP, INC.

with the Company for the distribution of its products to State Farm Insurance Company ("State Farm"). Indirect sales to State Farm through IBM accounted for 19.4% of the Company's total revenues during Fiscal 1996. The Company also sold products directly to State Farm during Fiscal 1996. Direct sales to State Farm and Sears accounted for 3.3% and 11.2%, respectively, of the Company's total revenues during Fiscal 1996.

 Significant Vendors

  The Company purchases new and used personal computer equipment from various major manufacturers and distributors. Purchases from IBM accounted for 72.4%, 65.7% and 63.1% of the Company's total equipment cost during Fiscal 1994, 1995 and 1996, respectively. Purchases from Ingram Micro Inc. accounted for 14.7% of the Company's total equipment cost during Fiscal 1996.

 Vendor Promotional Funds

  Primary vendors of the Company provide various incentives for promoting and marketing their product offerings. The funds earned are based on the Company's sales of the vendors' products and are recognized upon completion of objectives outlined by the vendors. The funds earned are applied to equipment cost.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications

  Certain Fiscal 1994 and 1995 amounts have been reclassified to conform with the Fiscal 1996 presentation.

 New Accounting Pronouncements

  The Financial Accounting Standards Board ("FASB") has issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SFAS No. 123, "Accounting for Stock Based Compensation," which are effective for fiscal years beginning after December 15, 1995. Effective February 1, 1996, the Company adopted SFAS No. 121. The Company also adopted the disclosure requirements of SFAS No. 123 effective February 1, 1996. The Company will continue to account for stock based compensation arrangements in accordance with APB Opinion 25. The adoption of SFAS Nos. 121 and 123 did not have a material effect on the accompanying financial statements.

3. PROPERTY AND EQUIPMENT

  Property and equipment consisted of the following (in thousands):

                                                                1995     1996
                                                               -------  -------
      Property under capital leases........................... $ 1,825  $ 1,825
      Leasehold improvements..................................     155      217
      Warehouse equipment.....................................     201      657
      Computer equipment......................................   1,867    3,264
      Furniture and fixtures..................................   1,229    1,445
      Automobiles.............................................     438      699
                                                               -------  -------
                                                                 5,715    8,107
      Less--accumulated depreciation and amortization.........  (3,134)  (3,926)
                                                               -------  -------
      Property and equipment, net............................. $ 2,581  $ 4,181
                                                               =======  =======

                         HARTFORD COMPUTER GROUP, INC.

  Depreciation and amortization expense was $362,000, $589,000 and $866,000 for Fiscal 1994, 1995 and 1996, respectively.

4. NET INVESTMENT IN SALES-TYPE LEASES

  The components of the net investment in sales-type leases as of Fiscal 1995 and 1996 year-end are as follows (in thousands):

                                                                1995     1996
                                                               -------  -------
      Future minimum lease payments receivable................ $ 3,004  $ 5,997
      Estimated residual values of leased equipment...........     292      509
      Less--Unearned income...................................    (332)    (475)
                                                               -------  -------
      Net investment in sales-type leases.....................   2,964    6,031
      Less--Current portion...................................  (1,426)  (1,843)
                                                               -------  -------
      Noncurrent net investment in sales-type leases.......... $ 1,538  $ 4,188
                                                               =======  =======

  As of Fiscal 1996 year-end, the future minimum lease payments to be received are as follows (in thousands):

      Fiscal--
        1997............................................................ $2,006
        1998............................................................  1,740
        1999............................................................  1,187
        2000............................................................  1,064
                                                                         ------
          Total minimum lease payments receivable....................... $5,997
                                                                         ======

  The Company finances the majority of lease transactions by assigning the noncancellable rentals to various lenders on a nonrecourse basis at fixed interest rates (see Note 8).

5. CREDIT AGREEMENTS

 IBM Credit Corporation

  As of Fiscal 1996 year-end, the Company has a $90 million credit arrangement with IBM Credit Corporation, $60 million of which matures in January 1998 and $30 million of which is expected to mature in February 1997. The credit arrangement includes current trade accounts payable with IBM (non-interest bearing), trade accounts payable greater than 45 days outstanding with IBM (interest bearing) and draws against the line of credit (interest bearing). Interest is payable monthly for trade accounts payable outstanding 45-90 days and draws against the line of credit at prime (8.25% at December 31, 1996) plus 0.75%, which is also the weighted average interest rate on all short-term borrowings at Fiscal 1996 year-end. Interest is payable monthly for trade accounts payable outstanding greater than 90 days at prime plus 3%. There were no trade accounts payable to IBM greater than 90 days outstanding during Fiscal 1995 or 1996. Borrowings under the credit arrangement are collateralized by certain trade accounts receivable, inventory, rental equipment and a second mortgage on the property under capital leases. Total net book value of assets collateralized under the credit arrangement approximated $43.4 million and $61.8 million at Fiscal 1995 and 1996 year-end, respectively. Total borrowings under the credit arrangement approximated $35.4 million and $53.9 million at Fiscal 1995 and 1996 year-end, respectively. Available borrowings under the credit arrangement approximated $991,000 and $1,819,000 at Fiscal 1995 and 1996 year-end, respectively. The credit arrangement requires the Company to maintain minimum ratios of revenue on an annual basis to working capital, net profit after tax to revenue and total liabilities to tangible

                         HARTFORD COMPUTER GROUP, INC.

net worth. As of Fiscal 1996 year-end, the Company was in default of the covenants requiring minimum ratios of revenues on an annual basis to working capital and net profit after tax to revenues. The Company has obtained waivers for these covenants through December 31, 1996, and is in compliance with all other covenants as of Fiscal 1996 year-end.

 Bank

  The Company has various loan arrangements to finance the purchase of certain automobiles. These notes payable to bank bear interest at rates ranging from 8.25% to 8.50%. Principal and interest of approximately $11,000 are payable monthly. These notes mature at various dates through September 1999, and are collateralized by the automobiles.

6. CAPITAL LEASE OBLIGATION TO AFFILIATE

  The Company has two capital lease arrangements for its office facilities with a trust, whose beneficiaries are the current stockholders of the Company. The first lease, a noncancelable lease with an original 15-year term, provides for a monthly lease payment of $21,000 as adjusted annually based on the change in the Consumer Price Index ("CPI"). An additional lease with an original term of 13 years and 11 months provides for a monthly lease payment of $5,000 as adjusted annually based on the change in the CPI. All executory costs such as building maintenance, taxes and insurance are reimbursed to the lessor.

  As of Fiscal 1996 year-end, the future minimum lease payments under these leases are as follows (in thousands):

      Fiscal--
        1997.............................................................. $276
        1998..............................................................  276
        1999..............................................................  230
                                                                           ----
          Total future minimum lease payments.............................  782
      Less--Amounts representing interest................................. (132)
                                                                           ----
      Capital lease obligation to affiliate...............................  650
      Less--Current portion............................................... (202)
                                                                           ----
      Noncurrent capital lease obligation to affiliate.................... $448
                                                                           ====

7. LEASE COMMITMENTS

  At Fiscal 1996 year-end, the Company was obligated under several noncancelable operating leases for facilities and equipment. Under the terms of certain leases, the Company is required to pay all utilities, real estate taxes and insurance associated with the property. Minimum rental commitments as of Fiscal 1996 year-end, for all noncancelable operating leases, are as follows (in thousands):

      Fiscal--
        1997............................................................. $  781
        1998.............................................................    646
        1999.............................................................    242
        2000.............................................................    195
        2001.............................................................     32
                                                                          ------
                                                                          $1,896
                                                                          ======

  Annual rental expense related to operating leases was $255,000, $466,000 and $568,000 for Fiscal 1994, 1995 and 1996, respectively.

                         HARTFORD COMPUTER GROUP, INC.

8. DISCOUNTED LEASE RENTALS

  The Company finances the majority of lease transactions by assigning the noncancelable rentals to various lenders on a nonrecourse basis at fixed interest rates. In return for future lease payments, the Company receives a cash payment equal to the present value of the lease payments. In the event of default by the lessee, the lender has a first lien against the underlying leased equipment and any related residual value, with no further recourse against the Company.

  At Fiscal 1996 year-end, future maturities of discounted lease rentals are as follows (in thousands):

      Fiscal--
        1997............................................................ $3,934
        1998............................................................  2,072
        1999............................................................     67
                                                                         ------
                                                                          6,073
      Less--Deferred finance charges....................................   (331)
                                                                         ------
      Discounted lease rentals..........................................  5,742
      Less--Current portion............................................. (3,655)
                                                                         ------
      Noncurrent discounted lease rentals............................... $2,087
                                                                         ======

9. INCOME TAXES

  As discussed in Note 1, on April 14, 1996, the Company filed an election with the Internal Revenue Service ("IRS") to change its tax status from a "C" corporation to an "S" corporation. Accordingly, the net deferred income tax assets of $497,000 at Fiscal 1995 year-end were charged to the provision for income taxes in Fiscal 1996. During Fiscal 1996, the Company also provided $114,000 for Illinois state replacement taxes and state income taxes for those states which do not recognize S corporation tax status.

  Prior to the closing of the initial public offering, the Company will terminate its S corporation election and become a C corporation. The C corporation will assume the tax basis of the assets and liabilities of the terminated S corporation. Accordingly, the Company will record deferred taxes for the effect of cumulative temporary differences, in accordance with SFAS No. 109, "Accounting for Income Taxes." This amount is estimated to be a net deferred tax asset of approximately $1.2 million, and will be recorded as an income tax benefit in the statement of operations upon the termination of the Company's S corporation status. The Fiscal 1996 provision for income taxes, rate reconciliation and deferred tax position are shown pro forma (unaudited) to negate the effect of changing to an S corporation.

  The provision (benefit) for income taxes consisted of the following (in thousands):

                                                                    PRO FORMA
                                                     1994   1995      1996
                                                     -----  -----  -----------
                                                                   (UNAUDITED)
      Current--
        Federal..................................... $ 369  $(623)   $2,819
        State.......................................    52    (88)      396
                                                     -----  -----    ------
          Total current.............................   421   (711)    3,215
                                                     -----  -----    ------
      Deferred--
        Federal.....................................  (503)   430      (599)
        State.......................................   (71)    60       (70)
                                                     -----  -----    ------
          Total deferred............................  (574)   490      (669)
                                                     -----  -----    ------
          Total provision (benefit) for income tax-
           es....................................... $(153) $(221)   $2,546
                                                     =====  =====    ======

                         HARTFORD COMPUTER GROUP, INC.

  The difference between the provision (benefit) for income taxes at the Company's effective income tax rate and the Federal statutory rate of 34% is as follows:

                                                                    PRO FORMA
                                                   1994    1995       1996
                                                   -----   -----   -----------
                                                                   (UNAUDITED)
      Federal tax percentage...................... (34.0)% (34.0)%    34.0%
      State tax percentage, net of Federal bene-
       fit........................................  (4.8)%  (4.8)%     4.8%
      Permanent differences.......................   --      --        0.6%
                                                   -----   -----      ----
      Provision (benefit) for income taxes........ (38.8)% (38.8)%    39.4%
                                                   =====   =====      ====

  The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset were as follows (in thousands):

                                                                      PRO FORMA
                                                             1995       1996
                                                            -------  -----------
                                                                     (UNAUDITED)
      Current--
        Allowance for doubtful accounts.................... $   229    $   274
        Inventory..........................................     394        699
        Net investment in sales-type leases................  (1,029)      (715)
        Accrued compensation...............................     145        202
        Capital lease obligation to affiliate..............      69         79
        Other, net.........................................     109        270
                                                            =======    =======
                                                            $  (83)    $   809
                                                            =======    =======
      Long term--
        Equipment.......................................... $   633    $ 1,941
        Property under capital leases......................    (177)      (132)
        Net investment in sales-type leases................    (122)    (1,626)
        Capital lease obligation to affiliate..............     246        174
                                                            -------    -------
                                                            $   580    $   357
                                                            =======    =======

10. RELATED PARTY TRANSACTIONS

  Advances to/from stockholders are unsecured, non-interest bearing amounts due from/to the stockholders of the Company.

  As described in Note 6, the Company leases its office facilities from a trust, whose beneficiaries are the current stockholders of the Company, under two long-term noncancelable leases which are accounted for as capital leases.

  The Company charters a boat from the stockholders. The charter provides for monthly rent of approximately $16,000. Rent expense from the boat lease was $139,000 and $174,000 for Fiscal 1995 and 1996, respectively. The Company plans to terminate the boat lease immediately upon consummation of the proposed initial public offering.

11. MERGER OF AFFILIATED COMPANIES

  On December 31, 1994, the four corporations--Hartford Technical Services; HCG Leasing, Inc.; HCG Equity Financing and Hartford Computer Holding--wholly-owned by the Company's parent, Hartford Financial Corp., were merged into the Company. On January 31, 1995, the Company and the parent were merged with the Company as the surviving entity. These merger transactions were a combination of entities under common control. Accordingly, the Company's financial statements have been restated to include the results of the four corporations and the parent for all periods presented.

                         HARTFORD COMPUTER GROUP, INC.

12. COMMITMENTS AND CONTINGENT LIABILITIES

  In the ordinary course of conducting its business, the Company becomes involved in various lawsuits and administrative proceedings. Some of these proceedings may result in fines, penalties or judgments being assessed against the Company which, from time to time, may have an impact on earnings for a particular period. In late Fiscal 1993, the Company, through an affiliate which was later merged into the Company, acquired all of the assets of a computer distributor based in Milwaukee, Wisconsin. The business conducted by the affiliate thereafter rapidly declined and, in early Fiscal 1994, an involuntary bankruptcy petition was filed by certain creditors of the affiliate. A trustee was appointed to supervise the affairs of the affiliate, and in late Fiscal 1995, the trustee filed suit against the Company to recover certain amounts alleged to constitute preferential payments and other improper transfers to the Company by the affiliate. During Fiscal 1994, the Company provided $190,000 as an estimate of the potential liability resulting from these proceedings. During Fiscal 1996, a portion of this litigation was settled, resulting in a $450,000 obligation for the Company. Accordingly, the Company charged an additional $525,000 to earnings during Fiscal 1996 to cover the settlement obligation and to provide $265,000 for remaining pending litigation. Company management believes that adequate provision has been made for any potential liability resulting from these proceedings.

13. RETIREMENT PLAN

  The Company has a profit sharing plan for the benefit of salaried and other eligible employees. The Company's profit sharing plan includes features under
Section 401(k) of the Internal Revenue Code. The Company may make discretionary contributions up to 6% of employees' salary. The Company's contributions to the profit sharing plan were approximately $50,000 each for Fiscal 1995 and 1996. There were no Company contributions to the profit sharing plan for Fiscal 1994.

14. SELECTED FINANCIAL DATA FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 1995 (UNAUDITED)

  Following is certain unaudited financial data for the eleven months ended December 31, 1995 (in thousands):

             Revenues........................ $120,804
                                              ========
             Gross profit.................... $ 15,757
                                              ========
             Income from operations.......... $  2,804
                                              ========
             Provision for income taxes...... $    237
                                              ========
             Net income...................... $    373
                                              ========

15. SUBSEQUENT EVENTS

  In connection with the proposed initial public offering of 2,625,000 shares of the Company's common stock, the Company changed its capital structure to 1,000,000 authorized shares of $0.01 par value preferred stock and 20,000,000 authorized shares of $0.01 par value common stock. The Company's Board of Directors also declared a common stock split of 2,320.88 shares for each outstanding share as of
January 28, 1997. All share and per share data in the accompanying financial statements have been adjusted for the change in the Company's capital structure and the common stock split.

  In January 1997, the Company adopted the Hartford Computer Group, Inc. Long-Term Incentive Plan (the "Long-Term Incentive Plan") pursuant to which a maximum of 1,000,000 common shares have been authorized for the granting of stock options. Concurrent with the adoption of the Long-Term Incentive Plan, the Company granted 595,500 stock options to employees and directors at an exercise price of $12.00 per share.

                         HARTFORD COMPUTER GROUP, INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)


  The Company intends to distribute S corporation earnings to its existing stockholders subsequent to year-end. As of Fiscal 1996 year-end, distributable S corporation earnings were estimated to be approximately $5.0 million.

16. PRO FORMA ADJUSTMENTS TO FINANCIAL STATEMENTS (UNAUDITED):

  The following pro forma adjustments have been made to the historical results of operations for Fiscal 1996 to make the presentation more comparable in relation to future periods:

  (a) Elimination of employee compensation expense (including bonuses) in excess of contractual compensation pursuant to employment agreements effective for Fiscal 1997 for the stockholders and one other employee.

  (b) Elimination of boat lease rentals paid to the stockholders which will terminate upon consummation of the proposed initial public offering.

  (c) Elimination of automobile expenses of the stockholders which will terminate upon consummation of the proposed initial public offering.

  (d) Computation of the provision for income taxes assuming an effective tax rate of 39.4% which would have been recorded had the Company been a C corporation and after eliminating the expenses in (a), (b) and (c).

  A pro forma adjustment was made to the historical financial position to reflect the intended distribution of $5.0 million of estimated distributable S corporation earnings to the existing stockholders from the proceeds of the proposed initial public offering.

  The pro forma weighted average number of common shares outstanding includes the following:

  (a) 9,780,188 common shares issued and outstanding throughout Fiscal 1996.

  (b) 119,100 common shares assumed to be outstanding under the treasury stock method throughout Fiscal 1996 related to the stock options granted in January, 1997 (see Note 15).

  (c) 333,333 common shares necessary to generate proceeds equivalent to the intended distribution of $5 million of estimated distributable S corporation earnings to the existing stockholders.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                   ---------
                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  12
S Corporation Dividend...................................................  12
Dividend Policy..........................................................  12
Capitalization...........................................................  13
Dilution.................................................................  14
Selected Financial Data..................................................  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  17
Business.................................................................  24
Management...............................................................  34
Certain Transactions.....................................................  37
Principal and Selling Stockholders.......................................  39
Description of Capital Stock.............................................  40
Shares Eligible for Future Sale..........................................  42
Underwriting.............................................................  43
Legal Matters............................................................  44
Experts..................................................................  44
Additional Information...................................................  45
Index to Financial Statements............................................ F-1

                                   ---------

 UNTIL , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-FECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY WHETHER OR NOT PARTIC-IPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,500,000 Shares

                                     LOGO

                                 Common Stock

                                  ----------

                                  PROSPECTUS

                                  ----------

                              Alex. Brown & Sons
           INCORPORATED

                         Robertson, Stephens & Company

                              Piper Jaffray inc.

                                      , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered hereby. All the amounts shown are estimated, except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

     SEC registration fee............................................. $ 19,515
     NASD filing fee..................................................    6,940
     Nasdaq National Market listing fee...............................   15,000
     Blue Sky filing fees and expenses................................   10,000
     Printing expenses................................................   75,000
     Legal fees and expenses..........................................  250,000
     Auditors' accounting fees and expenses...........................  150,000
     Transfer Agent and Registrar fees and expenses...................    2,500
     Officers and directors liability insurance premiums..............  150,000
     Miscellaneous expenses...........................................   21,045
                                                                       --------
         Total........................................................ $700,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 8.75 of the Illinois Business Corporation Act authorizes indemnification of directors, officers, employees and agents of the Company; allows the advancement of costs of defending against litigation; and permits companies incorporated in Illinois to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

  The Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), incorporated by reference as Exhibit 3.1, and its Amended and Restated By-laws (the "By-laws"), incorporated by reference as Exhibit 3.2, provide for indemnification of its officers and directors to the full extent permitted by the Illinois Business Corporation Act. The Articles of Incorporation eliminate, to the fullest extent permitted by Illinois law, liability of a director to the Company or its stockholders for monetary damages for breach of such director's fiduciary duty of care except for liability where a director (a) breaches his or her duty of loyalty to the Company or its stockholders, (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law, (c) authorizes payment of an illegal dividend or stock repurchase or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies, such as injunctive relief or rescission remain available. In addition, a director is not relieved of his responsibilities under any other law, including the federal securities laws.

  The Company's Articles of Incorporation and By-laws contain provisions that require the Company to indemnify its directors and officers to the fullest extent permitted by Illinois law.

  The Company has entered into indemnification agreements with each of its executive officers and directors in which the Company agrees to indemnify and hold harmless the officer or director to the fullest extent permitted by applicable law against any and all reasonable attorneys' fees and all other reasonable expense, cost, liability and loss (including a mandatory obligation by the Company to advance reimbursement of legal fees and expenses) paid or reasonably incurred by such officer or director or on his or her behalf in connection with any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation not initiated by the officer or director that he or she believes in good faith might lead to a proceeding, inquiry or investigation (a "Proceeding"), relating to the fact that the officer or director is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, trustee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of any action or inaction by the officer or director in such capacity. However, the Company's obligation to indemnify the officer or director is subject to a determination by: (i) the Company's Board of Directors, by vote of the majority of disinterested directors; (ii) under certain circumstances, independent legal counsel appointed by the Board of Directors in a written opinion; (iii) stockholders of the Company; or (iv) a court of competent jurisdiction in a final, nonappealable adjudication, that the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal Proceeding, the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal Proceeding, the officer or director had no reasonable cause to believe that his or her conduct was unlawful.

  The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Company and its directors and executive officers in the offering of the Common Stock registered hereby, and each person, if any, who controls the Company, for certain liabilities, including liabilities arising under the Securities Act.

  The Company intends to obtain directors' and officers' liability insurance.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The following information relates to securities of the Company issued or sold since January 28, 1995 (which have been adjusted to reflect the Company's approximate 2,320.88-for-1 stock split effected in January 1997).

  On January 31, 1996, the Company issued the following shares of Common Stock at a purchase price of $1,300 per share, none of which was registered under the Securities Act: Anthony R. Graffia--86 shares; Anthony R. Graffia II--356 shares; Andrea L. Landwer--135 shares. The Company has not issued any other shares since January 28, 1994, other than in connection with the 2,320.88 for 1 stock split.

  No underwriters were engaged in connection with the foregoing sales of securities. Such sales were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act for transactions not involving a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS

     EXHIBIT
       NO.   DESCRIPTION
     ------- -----------
      1.1    Form of Underwriting Agreement
      3.1    Amended and Restated Articles of Incorporation of the Company*
      3.2    Amended and Restated By-laws of the Company*
      4.1    Specimen Common Stock certificate*
      5.1    Opinion of Sachnoff & Weaver, Ltd.*
     10.1    Form of Indemnification Agreement between the Company and each of its directors and officers*
     10.2    Long-Term Incentive Plan*
     10.3    Inventory and Working Capital Agreement date as of January 23,
              1997 by and between IBM Credit Corporation and the Company*
     10.4    Lease dated as of September 5, 1984 between Chicago Title and
              Trust Company, as trustee, and the Company*

     EXHIBIT
       NO.                              DESCRIPTION
     -------                            -----------
     10.5    Lease dated as of October 1, 1985 between Chicago Title and Trust
              Company, as trustee, and the Company*
     11.1    Statement of computation of per share earnings
     23.1    Consent of Arthur Andersen LLP
     23.2    Consent of Sachnoff & Weaver, Ltd. (to be included in Exhibit 5.1)
     24.1    Power of Attorney (included herein on signature page)
     27.1    Financial Data Schedule

--------
* To be supplied by amendment.

  (B) FINANCIAL STATEMENT SCHEDULE

    Schedule II--Valuation and Qualifying Account

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liability (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The Company hereby undertakes that:

  The undersigned will provide the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE COMPANY HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE VILLAGE OF INVERNESS, STATE OF ILLINOIS, ON JANUARY 30, 1997.

                                         Hartford Computer Group, Inc.

                                                  /s/ Anthony R. Graffia
                                         By: __________________________________
                                                 Anthony R. Graffia Chief
                                                    Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Anthony R. Graffia and Anthony R. Graffia II, and each of them singly, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and any or all amendments thereto, as amended and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED.

              SIGNATURE                       TITLE                DATE

       /s/ Anthony R. Graffia          Chairman and Chief      January 30,
-------------------------------------   Executive Officer;         1997
         ANTHONY R. GRAFFIA             Director

      /s/ Anthony R. Graffia II        President; Director     January 30,
-------------------------------------                              1997
        ANTHONY R. GRAFFIA II

         /s/ Robert L. Zirk            Chief Financial         January 30,
-------------------------------------   Officer; Director          1997
           ROBERT L. ZIRK               (Principal
                                        Financial and
                                        Accounting
                                        Officer)

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

  We have audited in accordance with generally accepted auditing standards, the financial statements of Hartford Computer Group, Inc. included in this registration statement and have issued our report thereon dated January 29, 1997. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule II--Valuation and Qualifying Accounts is presented for purposes of complying with the Securities and Exchange Commissions rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP

Chicago, Illinois
January 29, 1997

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                                            RESERVE FOR RESIDUAL
                                  ALLOWANCE FOR   INVENTORY VALUE OF SALES-TYPE
                                DOUBTFUL ACCOUNTS  RESERVE         LEASES
                                ----------------- --------- --------------------
Balance at January 31, 1994...        $103          $ 542           $ 8
  Provision...................         271            525             3
  Deduction for specific
   write-offs.................         (77)           (67)          --
                                      ----          -----           ---
Balance at January 31, 1995...         297          1,000            11
  Provision...................         389            587            24
  Deduction for specific
   write-offs.................         (97)          (572)           (8)
                                      ----          -----           ---
Balance at January 31, 1996...         589          1,015            27
  Provision...................         281            487            44
  Deduction for specific
   write-offs.................        (164)          (666)          --
                                      ----          -----           ---
Balance at December 31, 1996..        $706          $ 836           $71
                                      ====          =====           ===

                                 EXHIBIT INDEX

     EXHIBIT
       NO.                              DESCRIPTION
     -------                            -----------
      1.1    Form of Underwriting Agreement
      3.1    Amended and Restated Articles of Incorporation of the Company*
      3.2    Amended and Restated By-laws of the Company*
      4.1    Specimen Common Stock certificate*
      5.1    Opinion of Sachnoff & Weaver, Ltd.*
     10.1    Form of Indemnification Agreement between the Company and each of its directors and officers*
     10.2    Long-Term Incentive Plan*
     10.3    Inventory and Working Capital Agreement date as of January 23,
              1997 by and between IBM Credit Corporation and the Company*
     10.4    Lease dated as of September 5, 1984 between Chicago Title and
              Trust Company, as trustee, and the Company*
     10.5    Lease dated as of October 1, 1985 between Chicago Title and Trust
              Company, as trustee, and the Company*
     11.1    Statement of Computation of Per Share Earnings
     23.1    Consent of Arthur Andersen LLP
     23.2    Consent of Sachnoff & Weaver, Ltd. (to be included in Exhibit 5.1)
     24.1    Power of Attorney (included herein on signature page)
     27.1    Financial Data Schedule

--------
*To be supplied by amendment.